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07025376

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sai Cheung Holdings Ltd

*CURRENT ADDRESS

Best Available Copy

**FORMER NAME

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03528 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/19/07

Tai Cheung Holdings Limited

Financial Highlights

	2007 HK$Million	2006 HK$Million	Percentage Change
Profit Attributable to Equity Holders of the Company	**271.8**	216.8	+25%
Dividends	**111.2**	86.5	+29%
Total Equity	**3,432.6**	3,248.1	+6%
Earnings Per Share	**$0.44**	$0.35	+26%
Dividends Per Share	**$0.18**	$0.14	+29%

Board of Directors

David Pun CHAN *Chairman*
Ivy Sau Ching CHAN
*Joseph Wing Siu CHEUNG
*Karl Chi Leung KWOK
*Man Sing KWONG
William Wai Lim LAM
Wing Sau LI

* *Independent non-executive directors*

Audit Committee

Karl Chi Leung KWOK *Chairman*
Ivy Sau Ching CHAN
Joseph Wing Siu CHEUNG
Man Sing KWONG

Secretary

Ivy Yee Har TAM

Bankers

Citibank, N.A.
Hang Seng Bank Limited
The Bank of East Asia, Limited
The Hongkong and Shanghai Banking Corporation Limited
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Auditor

PricewaterhouseCoopers
Certified Public Accountants

Registered Office

Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

Head Office

20th Floor, The Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: 2532 2688, 2522 3112
Fax: 2810 4108
2868 5230
2877 2487
Website: http://www.taicheung.com

Principal Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

Registrars in Hong Kong

Computershare Hong Kong Investor Services Limited
Shops 1712-16,
17th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai,
Hong Kong.

Depositary

The Bank of New York
American Depositary Receipts
101 Barclay Street,
22nd Floor West,
New York, NY 10286,
U.S.A.

Directors

David Pun CHAN, SB HonLLD

David Pun CHAN, 56, joined the group in 1973, appointed a director of its holding company in 1975 and Chairman in 1981. He has more than 25 years' experience in construction, property development and investment businesses. Currently, he is a member of Council of Lingnan University, a committee member of The Chinese General Chamber of Commerce and a director of The Hong Kong Real Estate Developers Association and 2009 East Asian Games (Hong Kong) Limited. He is the brother of Ivy Sau Ching Chan, another director of the Company.

Ivy Sau Ching CHAN, BA

Ivy Sau Ching CHAN, 54, has been a director of the group's holding company since 1981. She is currently a Partner with Messrs Woo, Kwan, Lee & Lo. She advises on legal matters of the businesses of the group. She is the sister of David Pun Chan, another director of the Company.

Joseph Wing Siu CHEUNG, MS

Joseph Wing Siu CHEUNG, 61, appointed a director of the group's holding company in 2004. He is a director of The Garden Company Limited and its major subsidiaries ("The Garden Group") and has over 25 years' experience in manufacturing, sales and marketing management in The Garden Group.

Karl Chi Leung KWOK, BA MBA

Karl Chi Leung KWOK, 58, has been a director of the group's holding company since 1983. He has more than 25 years' management experience in the banking and finance businesses. He is Chairman of Wing On International Holdings Limited, Wing On Company International Limited, the Board of The Trustees of Chung Chi College of The Chinese University of Hong Kong and The Hong Kong – America Center, a member of University Council and Executive Committee of the Council of The Chinese University of Hong Kong, a trust member of The Outward Bound Trust of Hong Kong Limited, president of Hong Kong Sailing Federation, vice president of Sports Federation & Olympic Committee of Hong Kong, China and a director of The Hong Kong Safety Institute Ltd..

Man Sing KWONG, BASc FHKICPA CA (Canada)

Man Sing KWONG, 60, appointed a director of the group's holding company in 2006. He is an independent non-executive director of Chevalier Pacific Holdings Limited. He was with PricewaterhouseCoopers, Certified Public Accountants for more than 32 years, of which he was an audit partner since 1980 until he retired from the firm on 30th June 2002.

William Wai Lim LAM, BBus MBA CPA CPA(Aust.) CPA(US) FCCA

William Wai Lim LAM, 43, joined the group in 1996, appointed a director of its holding company in 2004. He has more than 20 years' experience in auditing, accounting, corporate finance and strategic planning. He is also the Chief Accountant of the group.

Wing Sau LI, BA DipMS

Wing Sau LI, 54, joined the group in 1994, appointed a director of its holding company in 1997. Prior to joining the group, he worked as project manager of a project and construction management consultant company in Canada. He has more than 25 years' project management experience both in Hong Kong and Canada. He is also the Controller – Project and Construction of the group.

Senior Management

Head of Construction

Sun Yuen LEE, BSc MASc, 65, the Construction Manager of the group. He joined the group in 1991, prior to which he was construction manager of major listed property developers. He has more than 25 years' experience in the construction industry both in Hong Kong and Singapore.

Head of Sales and Property Management

Ting Wah YUEN, FCCA, 55, the Property Manager of the group. He joined the group in 1980 initially as accountant and subsequently transferred to the Sales and Property Management division in 1991. Prior to joining the group, he was an internal auditor with a listed company. He has more than 25 years' experience in commercial and public accounting, corporate auditing, property management and property sales.

Head of US Operations

Chi Hung POON, BA MSc MBA, 60, the Vice President of the US Operations. He joined the group in 1988. He has more than 25 years' experience in property development, civil engineering and construction in the United States. He is the cousin of David Pun Chan and Ivy Sau Ching Chan, the directors of the Company.

Head of Secretarial

Yee Har TAM, FCIS, 56, the Secretarial Manager of the group. She joined the group in 1981, prior to which she was a chartered secretary and legal officer of an international company. She has more than 25 years' company secretarial experience.

Head of Information Technology

Wing Ip TANG, MBA, 57, the I T Manager and also the Senior Manager of Corporate Affairs of the group. He joined the group in 1979 initially as accountant and subsequently transferred to the Information Technology division in 1982. Prior to joining the group, he was an internal auditor with a listed company. He has more than 25 years' experience in commercial accounting, corporate auditing and information technology.

Head of Human Resources

Kam Fung WONG, MBA, 42, the Human Resources Manager of the group. She joined the group in 1993, prior to which she was the assistant personnel manager of an international hotel group. She has more than 20 years' human resources management experience.

The directors have pleasure in submitting their report together with the audited financial statements for the year ended 31st March 2007.

Principal Activities

The principal activity of the company is investment holding. The principal activities of its subsidiaries include property investment and development, investment holding and property management. Details are set out in note 36 to the financial statements.

An analysis of the group's performance for the year by business and geographical segments is set out in note 5 to the financial statements.

Results and Appropriations

The results of the group for the year are set out in the consolidated profit and loss account on page 19.

The directors declared an interim dividend of HK8 cents per ordinary share, totalling HK$49.4 million, which was paid on 8th February 2007.

The directors recommend the payment of a final dividend of HK10 cents per ordinary share, totalling HK$61.8 million, to persons registered as shareholders on 13th September 2007.

Reserves

Movements in the reserves of the group and the company during the year are set out in note 28 to the financial statements.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the group are set out in note 15 to the financial statements.

Financial Summary

A five year financial summary of the group is set out on page 64.

Borrowings

Details of the borrowings of the group are set out in note 25 to the financial statements.

Major Properties

Particulars of major properties of the group are set out on page 63.

Directors

The directors in office during the year and up to the date of this report are Messrs David Pun Chan, Joseph Wing Siu Cheung*, Karl Chi Leung Kwok*, Man Sing Kwong* (appointed on 7th September 2006), William Wai Lim Lam, Wing Sau Li, Benedict Cho Hung Woo* (resigned on 13th September 2006) and Ms Ivy Sau Ching Chan.

In accordance with Bye law 83(2) of the company's Bye-laws, Mr Man Sing Kwong retires from the board and, being eligible, offers himself for re-election at the forthcoming annual general meeting.

In accordance with Bye-law 84 of the company's Bye-laws, Mr William Wai Lim Lam and Mr Wing Sau Li retire from the board by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

The company has received from each of its independent non-executive directors a confirmation of independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The company is of the view that all independent non-executive directors are independent in accordance with the terms of the guidelines set out in Rule 3.13 of the Listing Rules.

None of the directors has a service contract with the company which is not determinable within one year without payment of compensation.

* Independent non-executive directors

Biography of Directors and Senior Management

The biographical details of the directors and senior management are set out on pages 3 and 4.

Directors' Interests

At 31st March 2007, the interests of the directors and chief executive in the shares of the company as recorded in the register maintained under section 352 of the Securities and Futures Ordinance ("SFO") were as follows:

	Number of shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	**Total**
David Pun Chan	111,387,971	–	*61,335,074	–	**172,723,045**
Ivy Sau Ching Chan	20,132,706	–	–	–	**20,132,706**
Karl Chi Leung Kwok	221,212	–	–	–	**221,212**
Wing Sau Li	63,000	–	–	–	**63,000**

* Such shares were held through a corporation wholly owned by Mr David Pun Chan.

All the interests disclosed above represent long position in the shares of the company.

Save as disclosed above, no directors, chief executive or their associates had any interest or short position in the shares of the company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

During the year, the company did not grant to the directors or chief executive any right to subscribe for shares of the company.

No contracts of significance in relation to the group's business to which the company or its subsidiaries was a party and in which a director of the company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

At no time during the year was the company or its subsidiaries a party to any arrangement to enable the directors of the company to acquire benefits by means of the acquisition of shares in, or debentures of, the company or any other body corporate.

Substantial Shareholders

At 31st March 2007, the register of substantial shareholders maintained under section 336 of the SFO showed that the company has been notified of the following interest, being 5% or more in the company's issued share capital. This interest is in addition to those disclosed above in respect of the directors and chief executive:

Name	Number of shares
Chan Poon Wai Kuen	96,185,380

All the interests disclosed above represent long position in the shares of the company.

Save as disclosed above, the company has not been notified by any other person (other than a director of the company disclosed above) who has an interest or short position in the shares of the company which are required to be recorded in the register kept by the company pursuant to section 336 of the SFO as at 31st March 2007.

Purchase, Sale or Redemption of Shares

The company did not redeem any of its shares during the year. Neither the company nor any of its subsidiaries purchased or sold any of the company's shares during the year.

Public Float

Based on the information that is publicly available to the company and within the knowledge of the directors, the company has maintained the prescribed amount of public float during the year and up to the date of this report as required under the Listing Rules.

Pre-emptive Rights

No pre-emptive rights exist under Bermuda law in relation to the issue of new shares by the company.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the company were entered into or existed during the year.

Assets Value

The group's interest in Sheraton-Hong Kong Hotel is stated at cost less accumulated depreciation and amortisation on the hotel land and buildings in accordance with the current accounting standards.

In order to fully reflect the underlying economic values of the group's hotel properties, the group considers it appropriate also to present to shareholders, as set out below, supplementary information on the group's statement of net assets on the basis that the group were to state its hotel properties at their open market valuations as at 31st March 2007.

	2007 (Unaudited) ***HK$Million***	2006 (Unaudited) *HK$Million*
Non-current assets, including interest in associates	**1,828.7**	1,838.9
Add: Attributable revaluation surplus relating to hotel properties*	**1,938.3**	1,922.1
	3,767.0	3,761.0
Current assets	**2,042.9**	1,827.5
Current liabilities	**(434.6)**	(201.5)
Net current assets	**1,608.3**	1,626.0
Total assets less current liabilities	**5,375.3**	5,387.0
Non-current liabilities	**(4.4)**	(216.8)
Net assets as if the hotel properties were stated at open market value	**5,370.9**	5,170.2
Net assets per ordinary share as if the hotel properties were stated at open market value	**HK$8.70**	HK$8.37

* Based on open market valuations as at 31st March 2007.

Major Suppliers and Customers

For the year ended 31st March 2007, the five largest suppliers and the largest supplier of the group accounted for approximately 58% and 19% respectively of the group's total purchases and the five largest customers and the largest customer of the group accounted for approximately 52% and 32% respectively of the group's turnover.

At 31st March 2007, none of the directors, their associates or any shareholder (which to the knowledge of the directors owned more than 5% of the company's share capital) had a beneficial interest in any of the group's five largest suppliers or five largest customers.

Operational Review

Liquidity and Financial Resources

The group's funding requirements are met with cash on hand, internally generated cash and, to the extent required, by external floating rate bank borrowings. Other sources of funds include dividends received from associates.

At 31st March 2007, the group's borrowings net of cash, was HK$183.9 million as compared with HK$230.4 million last year. The group's borrowings were secured by certain investment properties and other properties held by the group with a total carrying value of HK$1,137.3 million. Approximately 88.4% of the group's borrowings were denominated in Hong Kong dollars and the remaining 11.6% were in United States dollars. The US dollar loans are directly tied in with the business of the group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

As at year end, all the group's borrowings were payable within one year.

The gearing ratio, which is calculated as the ratio of the bank borrowings to equity, is maintained at a low level of 9.5% at 31st March 2007. The gearing ratio was 9.8% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2007, amounted to HK$437.9 million. Together with the receipts over the next twelve months from tenants and purchasers of the group's properties, the liquid funds of the group is adequate to meet the anticipated working capital requirement in the coming year.

Treasury Policies

The group's overall treasury and funding policy is that of risk management and control. The assets and liabilities of the group are denominated either in Hong Kong or United States dollars. Accordingly, the group has minimal exposure to foreign exchange fluctuation. However, the group will closely monitor the overall currency and interest rate exposures and, when considered appropriate, the group will take the necessary actions to ensure that such exposures are properly hedged.

Emolument policy

The emolument policy of the general staff of the group is set up by the management of the group on the basis of their merits, qualifications and competence.

The emoluments of the directors and senior management of the company are decided by the Remuneration Committee, having regard to individual duties and market practices.

Human Resources

The group, excluding associates, employs a total of 242 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$49.1 million for the year ended 31st March 2007. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

Contingent Liabilities

The company executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

Corporate Governance

Details of the corporate governance practices of the company are set out on pages 11 to 17.

Connected Transactions

No transaction entered by the group during the year ended 31st March 2007 constituted connected transaction under the Listing Rules.

Auditor

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
David P. Chan
Chairman

Hong Kong, 27th June 2007

(A) Corporate Governance Practices

During the year ended 31st March 2007, all those principles as set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules (the "CG Code") were applied by the company, and the relevant code provisions in the CG Code were met by the company, with the exception of certain deviations to be discussed below. The application of the relevant principles, and the reasons for the abovementioned deviations from the CG code provisions, are stated in the following sections.

(B) Directors' Securities Transactions

The company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors have confirmed, following enquiry by the company, that they have complied with the required standard set out in the Model Code throughout the year.

(C) Board of Directors

(i) Composition of the Board, number of Board meetings and Directors' attendance

The company's board has a balance of skills and experience and a balanced composition of executive and non-executive directors. The board comprises Mr David Pun Chan (Chairman), Mr William Wai Lim Lam and Mr Wing Sau Li as executive directors, Ms Ivy Sau Ching Chan as non-executive director and Mr Joseph Wing Siu Cheung, Mr Karl Chi Leung Kwok and Mr Man Sing Kwong as independent non-executive directors. Ms Ivy Sau Ching Chan is the sister of Mr David Pun Chan.

Four board meetings were held during the financial year ended 31st March 2007. The attendance of the directors are set out below:

Directors	Attendance at Meetings
David Pun Chan, *Chairman*	4
Ivy Sau Ching Chan	4
Joseph Wing Siu Cheung	3
Karl Chi Leung Kwok	2
Man Sing Kwong (appointed on 7th September 2006)	2
William Wai Lim Lam	4
Wing Sau Li	4
Benedict Cho Hung Woo (resigned on 13th September 2006)	1

Each director of the company has been appointed on the strength of his/her calibre, experience and stature, and his/her potential to contribute to the proper guidance of the group and its business. Apart from formal meetings, matters requiring board approval were arranged by means of circulation of written resolutions.

(ii) Operation of the Board

The company is headed by an effective board which takes decisions objectively in the interests of the company. The company's management has closely monitored changes to regulations that affect its corporate affairs and businesses, and changes to accounting standards, and adopted an appropriate reporting format in its interim report, annual report and other related documents to present a balanced, clear and comprehensive assessment of the group's performance, position and prospects. Where these changes are pertinent to the company or directors' disclosure obligations, the directors are either briefed during board meetings or issued with regular updates and materials to keep them abreast of their responsibilities and of the conduct, business activities and development of the group. Newly appointed directors receive briefings and materials on their legal and other responsibilities as a director and the role of the board. The company has also provided appropriate information in a timely manner to the directors to enable them to make an informed decision and to dischaige their duties and responsibilities as directors of the company.

There is a clear division of responsibilities between the board and the management. Decisions on important matters are specifically reserved to the board while decisions on the group's general operations are delegated to the management. Important matters include those affecting the group's strategic policies, major investment and funding decisions and major commitments relating to the group's operations.

The company has arranged appropriate insurance cover in respect of legal actions against its directors and officers. The board reviews the extent of this insurance annually.

(iii) Re-election of Directors

A Special Resolution to amend the company's Bye-law 84(2) was passed at the Annual General Meeting held on 6th September 2006 in order to achieve compliance with code provision A.4.2 of the CG Code, such that every director, including those appointed for a specific term (save for any chairman or managing director under the company's Private Act which was enacted in Bermuda in 1990), shall be subject to retirement by rotation at least once every three years.

Pursuant to section 4(g) of the Private Act of the company, any chairman or any managing director of the company shall not be subject to retirement by rotation under the Bye-laws.

(D) Chairman and Chief Executive Officer

Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The company does not have a separate Chairman and Chief Executive Officer and Mr David Pun Chan currently holds both positions. The board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the company's strategies to grasp business opportunities efficiently and promptly. Such arrangement, which has been adopted by many local and international corporations, enables the company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(E) Non-executive Directors

Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election.

Non-executive directors of the company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the company in accordance with the company's Bye-laws.

(F) Remuneration of Directors

The company has set up a Remuneration Committee consisting of a non-executive director and two other independent non-executive directors.

One Remuneration Committee meeting was held during the financial year ended 31st March 2007. Attendance of the Members is set out below:

Members	**Attendance at Meeting**
Karl Chi Leung Kwok, *Chairman of the Committee*	1
Ivy Sau Ching Chan	1
Man Sing Kwong (appointed on 7th September 2006)	0
Benedict Cho Hung Woo (resigned on 13th September 2006)	1

The terms of reference of the Remuneration Committee are aligned with the code provisions set out in the CG Code. Given below are the main duties of the Remuneration Committee:

(a) to consider the company's policy and structure of all remuneration of directors and senior management;

(b) to determine the specific remuneration packages of all executive directors and senior management;

(c) to review performance-based remuneration by reference to corporate goals and objectives resolved by the board from time to time;

(d) to review the compensation payable to executive directors and senior management in connection with any loss or termination of their office or appointment; and

(e) to review compensation arrangements relating to dismissal or removal of directors for misconduct.

The work performed by the Remuneration Committee for the financial year ended 31st March 2007 is summarized below:

(a) review of the company's policy and structure for all remuneration of directors and senior management;

(b) consideration of the emoluments for all directors and senior management; and

(c) review of the level of fees for directors.

The basis of determining the emoluments payable to its directors and senior management by the company is by reference to individual duties and market practices. The basis of determining the directors' fees (2006: HK$100,000 per annum for each director) is by reference to the level of fees of similar nature normally paid by a listed company in Hong Kong to its directors. The directors' fees are subject to approval from time to time by shareholders at annual general meetings of the company.

(G) Nomination of Directors

The company does not have a nomination committee as the role and function of such a committee are performed by the board.

The board is responsible for the formulation of nomination policies, making recommendations to shareholders on directors standing for re-election, providing sufficient biographical details of directors to enable shareholders to make an informed decision on the re-election, and where necessary, nominating appropriate persons to fill casual vacancies or as additions to the board. The Chairman from time to time reviews the composition of the board with particular regard to ensuring that there is an appropriate number of directors on the board independent of management. He also identifies and nominates qualified individuals for appointment as new directors of the company. New directors of the company will be appointed by the board. The board will take into consideration criteria such as expertise, experience, integrity and commitment when considering new director appointments. Every new director is subject to retirement from the board at the annual general meeting of the company immediately following his or her appointment and may stand for re-election at the annual general meeting. During the year, Mr Man Sing Kwong has been appointed to the Board.

(H) Auditor's Remuneration

The fees in relation to the audit and other services provided by PricewaterhouseCoopers, the external auditor of the company, amounted to HK$1.0 million and HK$0.1 million respectively.

(I) Audit Committee

The company has set up an Audit Committee consisting of a non-executive director and three other independent non-executive directors.

Two Audit Committee meetings were held during the financial year ended 31st March 2007. Attendance of the Members is set out below:

Members	Attendance at Meetings
Karl Chi Leung Kwok, *Chairman of the Committee*	2
Ivy Sau Ching Chan	2
Joseph Wing Siu Cheung	2
Man Sing Kwong (appointed on 7th September 2006)	1
Benedict Cho Hung Woo (resigned on 13th September 2006)	1

The terms of reference of Audit Committee are aligned with the code provisions set out in the CG Code. Given below are the main duties of the Audit Committee:

(a) to consider the appointment of the external auditor and any questions of resignation or dismissal;

(b) to discuss with the external auditor before the audit commences, the nature and scope of the audit;

(c) to review the half-year and annual financial statements before submission to the board, focusing particularly on:

(i) any changes in accounting policies and practices;

(ii) major judgmental areas;

(iii) significant adjustments resulting from the audit;

(iv) the going concern assumption;

(v) compliance with accounting standards; and

(vi) compliance with stock exchange and legal requirements;

(d) to discuss problems and reservations arising from the audit, and any matters the external auditor may wish to discuss; and

(e) to review the audit program, and ensure co-ordination with external auditor, of the internal audit function.

The work performed by the Audit Committee for the financial year ended 31st March 2007 is summarized below:

(a) approval of the remuneration and terms of engagement of the external auditor;

(b) review of the half-year and annual financial statements before submission to the board;

(c) review of the internal audit findings and internal audit plan;

(d) approval of the framework for reviewing the effectiveness of the internal control system of the group;

(e) review of the external auditor's audit plan; and

(f) making recommendation to the board on the re-appointment of external auditor.

(J) Internal Control

The directors are ultimately responsible for the internal control system of the group and, through the Audit Committee, have reviewed the effectiveness of the system. The internal control system comprises a well-defined organizational structure with specified limits of authority in place. Areas of responsibility of each business and operational units are also clearly defined to ensure effective checks and balances.

Procedures have been designed for safeguarding assets against unauthorized use or disposition, maintenance of proper accounting records, assurance of the reliability of financial information for internal use or publication and compliance with relevant legislation and regulations. Such procedures are designed to manage risks of failure in operational systems and can provide reasonable assurance against material errors, losses or fraud.

The internal audit function monitors compliance with policies and standards and the effectiveness of internal control structures across the whole group. The Internal Auditor report to the Audit Committee.

A review of the effectiveness of the group's internal control system and procedures covering all controls, including financial, operational and compliance and risk management, was conducted by the Audit Committee and subsequently reported to the board. Based on the result of the review in respect of the year ended 31st March 2007, the directors considered that the internal control system and procedures of the group were effective and adequate.

(K) Directors' Responsibilities for the Financial Statements

The directors acknowledge their responsibilities for overseeing the preparation of the financial statements for each financial year which give a true and fair view of the state of affairs of the company. In preparing the financial statements for the year ended 31st March 2007, the directors have ensured the selection of suitable accounting policies and consistent application thereof; made judgments and estimates that are prudent and reasonable, stated the reasons for any significant departures from applicable accounting standards in Hong Kong and ensured the going concern basis of presentation has been applied.

Financial Results

I am pleased to report that the audited group profit attributable to the equity holders of the company for the year ended 31st March 2007 amounted to HK$271.8 million, as compared with the profit of HK$216.8 million last year, representing an increase of 25%. The improvement in earnings is mainly due to the improvements in the property market and the hotel industry in Hong Kong.

An interim dividend of HK 8 cents per share was paid on 8th February 2007. The board has recommended the payment of a final dividend of HK 10 cents per share to persons registered as shareholders on 13th September 2007. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be payable on 20th September 2007 and the total dividend for the year will be HK 18 cents per share representing 29% increase over last year.

Property Development

Superstructure work at the luxury residential project at Plunkett's Road on the Peak has already been finished and construction work is expected to be completed in November 2007. Recent sales at the Peak have achieved record prices.

The planning and rezoning of Stage One of French Valley Airport Center in California is expected to be finished in next few months and construction will begin thereafter.

Hotel

As the supply of new 5-star hotels is going to be limited over the next few years and with increasing tourist arrivals, the Sheraton-Hong Kong Hotel, in which your group has 35% interest, will continue to perform well in the next few years.

The shopping mall at the Sheraton-Hong Kong Hotel will be upgraded next year. This will enhance its competitiveness and income potential.

High-tech Investments

There is a recovery in the U.S. high-tech sector. Some funds that we have invested in have realized the value of some of their companies, such as DivX, Inc., Acme Packet, Inc. and Hansen Medical, Inc. through IPO's or sale. We expect marked improvement in return on our investments in this sector.

Prospects

In view of the current trend, the three strongest sectors of the Hong Kong property market over the next few years are offices, super-luxurious housing and 5-star hotels, which your group has been concentrating on.

As a result, the financial position of your group is very sound and solid. This will enable your group to take advantage of any new opportunities in the future.

Finally, I would like to thank all staff for their loyal support and hard work.

David P. Chan
Chairman

Hong Kong, 27th June 2007

Consolidated Profit and Loss Account

(For the year ended 31st March 2007)

	Note	**2007** **HK$Million**	2006 *HK$Million*
Turnover	*5*	**304.8**	267.4
Cost of property sales		**(108.1)**	(87.2)
Property expenses		**(56.8)**	(55.7)
Gross profit		**139.9**	124.5
Other income	*6*	**5.3**	1.8
Administrative expenses		**(31.9)**	(38.5)
Write-back of provision against properties for sale	*22*	**46.8**	42.1
Write-back of impairment loss on leasehold land	*17*	**56.4**	24.8
Impairment of available-for-sale financial assets	*20*	**–**	(5.5)
Fair value gains on investment properties		**0.9**	1.5
Operating profit	*7*	**217.4**	150.7
Finance costs	*10*	**(6.0)**	(5.3)
Share of results of associates		**99.2**	83.6
Profit before income tax		**310.6**	229.0
Income tax expense	*11*	**(38.8)**	(12.2)
Profit attributable to equity holders of the company	*12*	**271.8**	216.8
Dividends	*13*	**111.2**	86.5
Earnings per share (Basic and Diluted)	*14*	**$0.44**	$0.35

Consolidated Balance Sheet

(As at 31st March 2007)

	Note	**2007 HK$Million**	2006 *HK$Million*
Non-current assets			
Property, plant and equipment	*15*	**1.9**	2.3
Investment properties	*16*	**154.5**	153.6
Leasehold land	*17*	**1,477.6**	1,499.3
Associates	*19*	**63.4**	67.8
Available-for-sale financial assets	*20*	**114.0**	82.6
Deferred income tax assets	*26*	**4.5**	14.1
Mortgage loans receivable	*21*	**12.8**	19.2
		1,828.7	1,838.9
Current assets			
Properties for sale	*22*	**1,520.2**	1,505.9
Properties under development		**228.6**	156.6
Mortgage loans receivable	*21*	**0.3**	0.3
Debtors, deposits and prepayments	*23*	**144.3**	71.8
Amount due from an associate	*19*	**6.3**	6.3
Current income tax assets		**–**	0.1
Bank balances and cash		**143.2**	86.5
		2,042.9	1,827.5
Current liabilities			
Creditors, deposits and accruals	*24*	**79.9**	89.7
Borrowings	*25*	**327.1**	104.0
Current income tax liabilities		**27.6**	7.8
		434.6	201.5
Net current assets		**1,608.3**	1,626.0
Total assets less current liabilities		**3,437.0**	3,464.9
Non-current liabilities			
Borrowings	*25*	**–**	212.9
Deferred income tax liabilities	*26*	**4.4**	3.9
		4.4	216.8
Net assets		**3,432.6**	3,248.1
Equity			
Share capital	*27*	**61.7**	61.7
Reserves	*28*	**3,309.1**	3,137.0
Proposed final dividend	*28*	**61.8**	49.4
Total equity		**3,432.6**	3,248.1

Approved by the Board of Directors on 27th June 2007

David P. Chan
Wing Sau Li
Directors

Balance Sheet

(As at 31st March 2007)

	Note	**2007**	2006
		HK$Million	*HK$Million*
Non-current asset			
Subsidiaries	*18*	**2,349.2**	2,349.2
Current assets			
Amount due from a subsidiary	*18*	**549.4**	547.6
Bank balances and cash		**2.3**	2.0
		551.7	549.6
Current liabilities			
Creditors, deposits and accruals	*24*	**3.5**	3.3
Current income tax liabilities		**0.1**	–
		3.6	3.3
Net current assets		**548.1**	546.3
Net assets		**2,897.3**	2,895.5
Equity			
Share Capital	*27*	**61.7**	61.7
Reserves	*28*	**2,773.8**	2,784.4
Proposed final dividend	*28*	**61.8**	49.4
Total equity		**2,897.3**	2,895.5

Approved by the Board of Directors on 27th June 2007

David P. Chan
Wing Sau Li
Directors

Consolidated Statement of Changes in Equity

(For the year ended 31st March 2007)

	Note	**2007** **HK$Million**	2006 *HK$Million*
Total equity at the beginning of the year		**3,248.1**	3,105.9
Exchange differences	*28*	**0.6**	(0.4)
Fair value gain on available-for-sale financial assets	*28*	**10.9**	–
Net income/(expense) recognised directly in equity		**11.5**	(0.4)
Profit attributable to equity holders of the company	*28*	**271.8**	216.8
Total recognised income		**283.3**	216.4
Dividends	*28*	**(98.8)**	(74.2)
Total equity at the end of the year		**3,432.6**	3,248.1

Consolidated Cash Flow Statement

(For the year ended 31st March 2007)

	Note	**2007 *HK$Million***	2006 *HK$Million*
Cash flows from operating activities			
Cash generated from operations	*34*	**78.4**	102.6
Interest paid		**(17.0)**	(16.4)
Hong Kong profits tax paid		**(8.9)**	(10.3)
Overseas tax paid		**–**	(1.2)
Net cash from operating activities		**52.5**	74.7
Cash flows from investing activities			
Purchase of property, plant and equipment		**(0.2)**	(1.0)
Interest received		**3.7**	1.8
Dividends received from associates		**103.6**	95.7
Investments in available-for-sale financial assets		**(20.5)**	(20.9)
Decrease in mortgage loans receivable		**6.4**	5.7
Repayment of amount due from an associate		–	3.7
Net cash from investing activities		**93.0**	85.0
Cash flows from financing activities			
New borrowings		**15.2**	–
Repayments of borrowings		**(5.2)**	(96.4)
Dividends paid		**(98.8)**	(74.2)
Net cash used in financing activities		**(88.8)**	(170.6)
Net increase/(decrease) in bank balances and cash		**56.7**	(10.9)
Bank balances and cash at the beginning of the year		**86.5**	97.5
Effect of foreign exchange rate changes		–	(0.1)
Bank balances and cash at the end of the year		**143.2**	86.5

1. General Information

Tai Cheung Holdings Limited is a limited liability company incorporated in Bermuda.

The company has its primary listing on The Stock Exchange of Hong Kong Limited.

2. Principal Accounting Policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") (collectively "HKFRS") issued by the Hong Kong Institute of Certified Public Accountants. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and investment properties, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 4.

2. Principal Accounting Policies (continued)

(b) Amendments and interpretations to published standards effective in 2006 and adopted by the group

During the year, the group adopted the new amendments and interpretations of HKFRSs and HKASs which are relevant to its operations.

The group has assessed the impact of the adoption of these amendments and interpretations and considered that there was no significant impact on the group's results and financial position nor any substantial changes in the group's accounting policies.

(c) Standards, interpretations and amendments to existing standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published which are relevant to the group's operations and financial statements and are mandatory for the group's accounting periods beginning on or after 1st January 2007 as follows:

Effective from 1st January 2007	
HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
Effective from 1st January 2009	
HKFRS 8	Operating Segments

The group has not early adopted the above standards, amendments and interpretations and is not yet in a position to state whether substantial changes to the group's accounting policies and presentation of the financial statements will be resulted.

(d) Consolidation

The consolidated financial statements include the financial statements of the company and its subsidiaries for the year ended 31st March 2007 and the group's share of results of its associates and the relevant share of their post-acquisition reserves. The financial statements of the associates used for this purpose cover a year ended not more than three months before the company's year end and serve as the most recent available audited financial information. Where a significant event occurs between the associates' year end and that of the group, adjustments are made in the consolidated financial statements for the effect of the event.

2. Principal Accounting Policies (continued)

(d) Consolidation (continued)

(i) Subsidiaries

Subsidiaries are all entities over which the group has the power to control the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the company on the basis of dividend received and receivable.

(ii) Associates

Associates are all entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

The group's share of its associates' post-acquisition profits or losses is recognised in the profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

2. Principal Accounting Policies (continued)

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Property, plant and equipment are depreciated at an annual rate of 20% to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis.

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 2(h)).

(f) Investment Properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for long term rental yields or for capital appreciation or both.

Investment property comprises land held under operating leases and buildings held under finance leases, and is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the group uses alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. These valuations are reviewed annually by external valuers.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Changes in fair values are recognised in the profit and loss account.

2. Principal Accounting Policies (continued)

(g) Properties under Development and for Sale

Properties under development are investments in freehold land and buildings on which construction work and development have not been completed. Properties under development are stated at the lower of cost and net realisable value. Cost comprises construction costs and amounts capitalised in respect of amortisation of leasehold land and borrowing costs incurred during the construction period and up to the date of completion of construction. On completion, the properties are reclassified to properties for sale at the then carrying amount.

Properties for sale are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less selling expenses.

(h) Impairment of Assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(i) Financial Assets

Available-for-sale financial assets are initially recognised at fair value plus transaction costs and are subsequently carried at fair value. Changes in the fair value of available-for-sale financial assets are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are recognised in the profit and loss account.

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indication that the securities are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account – is removed from equity and recognised in the profit and loss account. Such impairment losses are not reversed through the profit and loss account where there is subsequent increase in the fair value of the securities.

2. Principal Accounting Policies (continued)

(j) Trade and Other Receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the profit and loss account. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the profit and loss account.

(k) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

(l) Deferred Income Tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2. Principal Accounting Policies (continued)

(m) Financial Guarantees

A financial guarantee (a kind of insurance contract) is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument. The company does not recognise liabilities for financial guarantees at inception, but perform a liability adequacy test at each reporting date by comparing its carrying amount of the net liability regarding the financial guarantee with its present legal or constructive obligation amount. If the carrying amount of the net liability is less than its present legal or constructive obligation amount, the entire difference is recognised in the profit and loss account immediately.

(n) Revenue Recognition

Revenue comprises the fair value for the sale of goods and services in the ordinary course of the group's activities, net of discounts and after eliminating sales within the group. Revenue is recognised as follows:

(i) Sales of properties

Revenue on sales of properties is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the properties sold. The group considers that the significant risks and rewards of ownership are transferred when the buildings or the portions thereof contracted for sale are completed and the relevant occupation permits have been issued by the authorities.

(ii) Rental income

Rental income from letting the group's portfolio of investment properties and other properties is recognised on a straight-line basis over the lease term.

(iii) Dividend income

Dividend income is recognised when the group's right to receive payment is established.

(iv) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

(v) Property management fee

Property management fee is recognised when the services are rendered.

2. Principal Accounting Policies (continued)

(o) Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the profit and loss account on a straight-line basis over the period of the lease.

(p) Employee Benefits

(i) *Employee leave entitlements*

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) *Provident fund scheme*

For the non-contributory defined contribution provident fund scheme, regular monthly contributions payable by the group at the rate specified in the trust deed are expensed as incurred. Contributions to the scheme by the group are calculated as a percentage of employees' basic salaries. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contributions payable by the group are reduced by the amount of forfeited contributions. The assets of the scheme are held separately from those of the group in funds under the control of a professional trustee and are managed by an independent fund manager.

For the mandatory provident fund scheme, the group's contributions are at 5% of the employees' relevant income as defined in the Hong Kong Mandatory Provident Fund Schemes Ordinance up to a maximum of HK$1,000 per employee per month, and are expensed as incurred.

(q) Foreign Currency Translation

(i) *Functional and presentation currency*

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the company's functional and presentation currency.

2. Principal Accounting Policies (continued)

(q) Foreign Currency Translation (continued)

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations and of borrowings are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the profit and loss account as part of the gain or loss on disposal.

2. Principal Accounting Policies (continued)

(r) Borrowing Costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(s) Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is possible, they will then be recognised as a provision.

(t) Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land, properties for sale, properties under development, available-for-sale financial assets, receivables and operating cash excluding taxation. Segment liabilities comprise operating liabilities excluding taxation. Capital expenditure comprises additions to property, plant and equipment.

In respect of geographical segment reporting, turnover, operating results, total assets and capital expenditure are based on the country in which the relevant assets are located.

(u) Dividend Distribution

Dividend distribution to the company's shareholders is recognised as liability in the group's financial statements in the period in which the dividends are approved by the company's shareholders.

3. Financial Risk Management

(a) Financial risk factors

The group's activities are exposed to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk and cash flow interest-rate risk. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the group's financial performance.

(i) *Foreign exchange risk*

The group operates internationally but is exposed to limited foreign exchange risk as most debtors and creditors are denominated in HK Dollars and US Dollars.

The group has not entered into any forward contracts to manage the exposure to foreign exchange risk. When considered appropriate, the group will take the necessary actions to ensure that such exposure is properly hedged.

(ii) *Credit risk*

Credit risk is managed on a group basis. Credit risk arises from deposits with banks and financial institutions, mortgage loans receivable, as well as credit exposures to customers for sales and leases of properties, including outstanding receivables and committed transactions. The group has no significant concentrations of credit risk. It has policies in place to ensure that sales and leases of properties are made to customers with an appropriate credit history. The group's risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.

(iii) *Liquidity risk*

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The group aims to maintain flexibility in funding by keeping committed credit lines available.

(iv) *Cash flow interest-rate risk*

The group's interest-rate risk arises from long term borrowings. Borrowings issued at variable rates expose the group to cash flow interest-rate risk. The group has not entered into any interest-rate swaps contracts as the exposure to interest-rate risk is not significant.

3. Financial Risk Management (continued)

(b) Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less impairment provision of debtors and creditors are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

4. Critical Accounting Estimates and Assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimate of net realisable value of properties for sale

Net realisable value of properties for sale is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling properties of similar nature. It could change significantly as a result of changes in market condition. Management will reassess the estimations at each balance sheet date.

4. Critical Accounting Estimates and Assumptions (continued)

(b) Estimate of fair value of investment properties

The valuation of investment properties is performed in accordance with the "Valuation Standards on Valuation of Properties" published by the Hong Kong Institute of Surveyors. The valuation is reviewed annually by qualified valuers by considering the information from a variety of sources including i) current prices in an active market for properties of different nature, condition or location, adjusted to reflect those differences; ii) recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices, and iii) discounted cash flow projections based on reliable estimates of future cash flows, derived from the terms of any existing lease and other contracts, and (where possible) from external evidence such as current market rents for similar properties in the same location and condition, and using yield rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

(c) Deferred income tax

The group's management determines the amount of deferred income tax assets to be recognised by estimating the amount of future profit available to utilise the tax losses in the relevant tax jurisdiction and entity. The estimation is based on the projected profit in respective jurisdiction that is mainly based on market conditions existing on the balance sheet date. It could change as a result of the uncertainties in the market conditions.

5. Turnover and Segment Information

The principal activity of the company is investment holding. The group is principally engaged in property investment and development, investment holding and property management.

Turnover recognised during the year comprises:

	2007 ***HK$Million***	2006 *HK$Million*
Gross proceeds from sales of properties	**185.6**	158.1
Gross rental income from		
– investment properties	**8.3**	9.1
– other properties	**105.1**	94.7
Property management fees	**5.8**	5.5
	304.8	267.4

5. Turnover and Segment Information (continued)

(a) Primary reporting format – business segments
As at and for the year ended 31st March 2007

	Property development and leasing *HK$Million*	Property management *HK$Million*	Hotel operation *HK$Million*	Investment holding *HK$Million*	Group *HK$Million*
Turnover	299.0	5.8	–	–	304.8
Segment results before provision	106.6	2.6	–	5.0	114.2
Write-back of provision against properties for sale	46.8	–	–	–	46.8
Write-back of impairment loss on leasehold land	56.4	–	–	–	56.4
Fair value gains on investment properties	0.9	–	–	–	0.9
Segment results	210.7	2.6	–	5.0	218.3
Unallocated costs					(0.9)
Operating profit					217.4
Finance costs					(6.0)
Share of results of associates	4.7	–	94.5	–	99.2
Profit before income tax					310.6
Income tax expense					(38.8)
Profit attributable to equity holders of the company					271.8
Segment assets	3,635.7	36.2	–	131.8	3,803.7
Associates	8.7	–	59.0	(4.3)	63.4
Unallocated assets					4.5
Total assets					3,871.6
Segment liabilities	365.7	36.3	–	5.0	407.0
Unallocated liabilities					32.0
Total liabilities					439.0
Capital expenditure	0.2	–	–	–	0.2
Depreciation	0.6	–	–	–	0.6
Amortisation	30.0	–	–	–	30.0

5. Turnover and Segment Information (continued)

(a) Primary reporting format – business segments (continued)

As at and for the year ended 31st March 2006

	Property development and leasing *HK$Million*	Property management *HK$Million*	Hotel operation *HK$Million*	Investment holding *HK$Million*	Group *HK$Million*
Turnover	261.9	5.5	–	–	267.4
Segment results before provision	84.9	2.4	–	1.4	88.7
Write-back of provision against properties for sale	42.1	–	–	–	42.1
Write-back of impairment loss on leasehold land	24.8	–	–	–	24.8
Impairment of available-for-sale financial assets	–	–	–	(5.5)	(5.5)
Fair value gains on investment properties	1.5	–	–	–	1.5
Segment results	153.3	2.4	–	(4.1)	151.6
Unallocated costs					(0.9)
Operating profit					150.7
Finance costs					(5.3)
Share of results of associates	0.6	–	83.0	–	83.6
Profit before income tax					229.0
Income tax expense					(12.2)
Profit attributable to equity holders of the company					216.8
Segment assets	3,438.4	40.0	–	106.0	3,584.4
Associates	3.0	–	68.2	(3.4)	67.8
Unallocated assets					14.2
Total assets					3,666.4
Segment liabilities	362.3	39.5	–	4.8	406.6
Unallocated liabilities					11.7
Total liabilities					418.3
Capital expenditure	1.0	–	–	–	1.0
Depreciation	0.7	–	–	–	0.7
Amortisation	29.9	–	–	–	29.9

5. Turnover and Segment Information (continued)

(b) Secondary reporting format – geographical segments

As at and for the year ended 31st March 2007

	Turnover *HK$Million*	**Operating profit** *HK$Million*	**Total assets** *HK$Million*	**Capital expenditure** *HK$Million*
Hong Kong	**304.8**	**224.6**	**3,749.1**	**0.2**
United States of America	**–**	**(7.2)**	**122.5**	**–**
	304.8	**217.4**	**3,871.6**	**0.2**

As at and for the year ended 31st March 2006

	Turnover *HK$Million*	Operating profit *HK$Million*	Total assets *HK$Million*	Capital expenditure *HK$Million*
Hong Kong	211.3	148.8	3,547.3	0.9
United States of America	56.1	1.9	119.1	0.1
	267.4	150.7	3,666.4	1.0

6. Other Income

	2007 *HK$Million*	2006 *HK$Million*
Interest income	**3.8**	1.8
Investment income from unlisted investment	**1.5**	–
	5.3	1.8

7. Operating Profit

	2007 **HK$Million**	2006 *HK$Million*
Operating profit is stated after charging the following:		
Amortisation of leasehold land	**30.0**	29.9
Auditor's remuneration	**1.0**	1.1
Depreciation	**0.6**	0.7
Operating lease rentals in respect of land and buildings	**3.0**	3.0
Outgoings in respect of		
– investment properties	**2.6**	2.8
– other properties	**3.3**	3.1

8. Staff Costs

The amount of staff costs (excluding directors' emoluments as disclosed in note 9) charged to the profit and loss account represents:

	2007 **HK$Million**	2006 *HK$Million*
Salaries and allowances	**46.2**	44.6
Provident fund contributions less forfeitures *(note (a))*	**2.9**	2.8
Less: Recharge of staff costs to building management funds *(note (b))*	**(21.9)**	(20.9)
	27.2	26.5

Notes:

(a) No forfeited contributions arising from employees leaving the scheme were utilised to offset contributions during the year (2006: Nil). At the balance sheet date, there were no forfeited contributions (2006: Nil) which are available to reduce the contributions payable in future years. Contributions payable at the year end was HK$0.2 million (2006: HK$0.2 million).

(b) Recharge of staff costs represents reimbursement for property management services rendered.

9. Directors' and Senior Management's Emoluments

(a) Directors' emoluments

The remunerations of the directors for the year ended 31st March 2007 are set out below:

Name of director	Fees HK$Million	Salaries and other emoluments HK$Million	Discretionary bonuses HK$Million	Provident fund contributions HK$Million	Total HK$Million
David Pun Chan	0.20	1.94	0.16	0.19	2.49
William Wai Lim Lam	0.10	0.97	0.08	0.10	1.25
Wing Sau Li	0.10	1.19	0.10	0.12	1.51
Ivy Sau Ching Chan	0.10	-	-	-	0.10
Joseph Wing Siu Cheung	0.10	-	-	-	0.10
Karl Chi Leung Kwok	0.10	-	-	-	0.10
Man Sing Kwong	0.06	-	-	-	0.06
Benedict Cho Hung Woo	0.04	-	-	-	0.04
	0.80	4.10	0.34	0.41	5.65

The remunerations of the directors for the year ended 31st March 2006 are set out below:

Name of director	Fees HK$Million	Salaries and other emoluments HK$Million	Discretionary bonuses HK$Million	Provident fund contributions HK$Million	Total HK$Million
David Pun Chan	0.16	1.88	0.16	0.19	2.39
William Wai Lim Lam	0.08	0.93	0.08	0.09	1.18
Wing Sau Li	0.08	1.14	0.10	0.11	1.43
Ivy Sau Ching Chan	0.08	-	-	-	0.08
Joseph Wing Siu Cheung	0.08	-	-	-	0.08
Karl Chi Leung Kwok	0.08	-	-	-	0.08
Benedict Cho Hung Woo	0.08	-	-	-	0.08
	0.64	3.95	0.34	0.39	5.32

9. Directors' and Senior Management's Emoluments (continued)

(b) Five highest paid individuals

The five highest paid individuals of the group included three (2006: three) directors of the company, details of whose emoluments are set out above. The emoluments of the remaining two (2006: two) highest paid employees of the group are as follows:

	2007	2006
	HK$Million	*HK$Million*
Salaries and other emoluments	**2.2**	2.1
Discretionary bonuses	**0.2**	0.2
Provident fund contributions	**0.2**	0.2
	2.6	2.5

The above emoluments are analysed as follows:

	Number of employees	
	2007	2006
HK$1,000,001 – HK$1,500,000	**2**	2

10. Finance Costs

	2007	2006
	HK$Million	*HK$Million*
Finance costs comprise the following:		
Interest on bank borrowings – bank loans and overdrafts wholly repayable within five years	**16.7**	16.8
Less: Amount capitalised in properties under development *(note)*	**(10.7)**	(11.5)
	6.0	5.3

Note: A capitalisation rate of 5.2% (2006: 5.2%) was used, representing the cost of the borrowings used to finance the properties under development.

11. Income Tax Expense

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates prevailing in the countries in which the group operates.

	2007	2006
	HK$Million	*HK$Million*
Current income tax		
Hong Kong profits tax	**28.7**	10.9
Overseas tax	**–**	0.2
Deferred income tax *(note 26)*	**10.1**	1.1
	38.8	12.2

The taxation on the group's profit before income tax differs from the theoretical amount that would arise using the tax rate of Hong Kong as follows:

	2007	2006
	HK$Million	*HK$Million*
Profit before income tax	**310.6**	229.0
Less: Share of results of associates	**(99.2)**	(83.6)
	211.4	145.4
Theoretical tax at a tax rate of 17.5% (2006: 17.5%)	**37.0**	25.4
Effect of different tax rate in other country	**–**	0.1
Expenses not deductible for tax purposes	**5.3**	6.2
Income not subject to tax	**(0.7)**	(0.1)
Utilisation of previously unrecognised tax losses	**(4.3)**	(19.9)
Tax losses not recognised	**1.8**	0.8
Other temporary differences	**(0.3)**	(0.3)
Income tax expense	**38.8**	12.2

12. Profit Attributable to Equity Holders of the Company

The profit attributable to equity holders of the company is dealt with in the financial statements of the company to the extent of HK$100.6 million (2006: HK$75.4 million).

13. Dividends

	2007	2006
	HK$Million	*HK$Million*
Interim, paid, of HK 8 cents (2006: HK 6 cents) per ordinary share	**49.4**	37.1
Final, proposed, of HK 10 cents (2006: HK 8 cents) per ordinary share *(note)*	**61.8**	49.4
	111.2	86.5

Note: At a meeting held on 27th June 2007, the directors proposed a final dividend of HK 10 cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained profits for the year ending 31st March 2008.

14. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to equity holders of the company of HK$271.8 million (2006: HK$216.8 million) and ordinary shares in issue of 617,531,425 (2006: 617,531,425). There were no potential dilutive ordinary shares outstanding during the year (2006: Nil).

15. Property, Plant and Equipment

	Group 2007 HK$Million	2006 HK$Million
Cost		
At the beginning of the year	**35.5**	35.5
Additions	**0.2**	1.0
Disposals	**(0.3)**	(1.0)
At the end of the year	**35.4**	35.5
Accumulated depreciation		
At the beginning of the year	**33.2**	33.5
Charge for the year	**0.6**	0.7
Disposals	**(0.3)**	(1.0)
At the end of the year	**33.5**	33.2
Net book value		
At the beginning of the year	**2.3**	2.0
At the end of the year	**1.9**	2.3

16. Investment Properties

	Group 2007 HK$Million	2006 HK$Million
At the beginning of the year	**153.6**	152.1
Fair value gains	**0.9**	1.5
At the end of the year	**154.5**	153.6

16. Investment Properties (continued)

Investment properties are held in Hong Kong and their net book values are analysed as follows:

	Group	
	2007	2006
	HK$Million	*HK$Million*
On long term leases	**9.5**	8.6
On medium term leases	**145.0**	145.0
	154.5	153.6

Investment properties were revalued on 31st March 2007 by DTZ Debenham Tie Leung Limited, an independent firm of professional valuers, on an open market value basis.

As at 31st March 2007, investment properties amounting to HK$145.0 million (2006: 145.0 million) were pledged as security for bank loan facilities granted to the group (note 29).

17. Leasehold Land

The group's interests in leasehold land in Hong Kong represent prepaid operating lease payments related to the group's properties for sale and properties under development and their net book value are analysed as follows:

	Group	
	2007	2006
	HK$Million	*HK$Million*
On leases of between 10 to 50 years	**1,477.6**	1,499.3

	2007	2006
	HK$Million	*HK$Million*
At the beginning of the year	**1,499.3**	1,526.4
Write-back of impairment loss	**56.4**	24.8
Additions	**13.0**	–
Disposals	**(53.1)**	(14.0)
Amortisation		
– charged to profit and loss account	**(30.0)**	(29.9)
– capitalised in properties under development	**(8.0)**	(8.0)
At the end of the year	**1,477.6**	1,499.3

17. Leasehold Land (continued)

As at 31st March 2007, leasehold land amounting to HK$511.1 million (2006: HK$526.5 million) were pledged as security for bank loan facilities granted to the group (note 29).

Due to the improvement of the property market in Hong Kong, a write-back of impairment loss on leasehold land of HK$56.4 million (2006: HK$24.8 million) was made in the profit and loss account.

18. Subsidiaries

	Company	
	2007	2006
	HK$Million	*HK$Million*
Unlisted shares, at cost	**2,349.2**	2,349.2

The amount due from a subsidiary is unsecured, interest free and has no fixed terms of repayment.

Particulars of subsidiaries are shown in note 36 to the financial statements.

19. Associates

	Group	
	2007	2006
	HK$Million	*HK$Million*
At the beginning of the year	**67.8**	79.9
Share of results of associates		
– profit before income tax	**120.1**	100.9
– income tax expense	**(20.9)**	(17.3)
Dividends	**(103.6)**	(95.7)
At the end of the year	**63.4**	67.8

The amount due from the associate is unsecured, interest free and has no fixed terms of repayment.

19. Associates (continued)

Share of financial results and positions of the associates, all of which are unlisted, are as follows:

	Group	
	2007	2006
	HK$Million	*HK$Million*
Assets		
Non-current assets	**251.5**	268.3
Current assets	**62.9**	66.1
	314.4	334.4
Liabilities		
Non-current liabilities	**122.7**	143.6
Current liabilities	**128.3**	123.0
	251.0	266.6
Net assets	**63.4**	67.8
Income	**292.7**	262.2
Expenses	**(193.5)**	(178.6)
Share of results	**99.2**	83.6

Other particulars of associates are shown in note 36 to the financial statements.

20. Available-for-sale Financial Assets

	Group 2007 HK$Million	2006 HK$Million
Unlisted equity securities – overseas:		
At the beginning of the year	**82.6**	67.2
Additions	**20.5**	20.9
Fair value gain	**10.9**	–
Impairment loss	**–**	(5.5)
At the end of the year	**114.0**	82.6

The group's available-for-sale financial assets are denominated in US dollar.

21. Mortgage Loans Receivable

Mortgage loans receivable carry interest at 1% over the Hong Kong dollars prime rate with interest free periods of 18 months to 3 years from the respective dates when the mortgage loans were drawn. Repayments will commence after the expiry of the interest free period and will be by instalments over a period of 10 years to 23 years thereafter.

The carrying amounts of mortgage loans receivable approximate their fair value.

22. Properties for Sale

As at 31st March 2007, properties for sale amounting to HK$252.6 million (2006: HK$253.8 million) were pledged as security for bank loan facilities granted to the group (note 29).

Due to the improvement of the property market in Hong Kong, a write-back of provision against properties for sale of HK$46.8 million (2006: HK$42.1 million) was made in the profit and loss account.

23. Debtors, Deposits and Prepayments

	Group	
	2007	2006
	HK$Million	*HK$Million*
Debtors, aged		
0-3 months	**112.9**	11.8
Over 3 months	**18.3**	51.1
	131.2	62.9
Deposits and prepayments	**13.1**	8.9
	144.3	71.8

The carrying amounts of debtors and deposits approximate their fair value.

Credit terms given to customers vary and are generally ranged from 3 to 6 months.

There is no concentration of credit risk with respect to debtors, as the group has a large number of customers.

24. Creditors, Deposits and Accruals

	Group		Company	
	2007	2006	**2007**	2006
	HK$Million	*HK$Million*	***HK$Million***	*HK$Million*
Creditors, aged				
0-3 months	**3.9**	1.7	**–**	–
Over 3 months	**1.9**	1.3	**–**	–
	5.8	3.0	**–**	–
Deposits and accruals	**74.1**	86.7	**3.5**	3.3
	79.9	89.7	**3.5**	3.3

The carrying amounts of creditors, deposits and accruals approximate their fair value.

25. Borrowings

	Group	
	2007	2006
	HK$Million	*HK$Million*
Non-current		
Bank loans, secured *(note 29)*	–	212.9
Current		
Bank loans		
– unsecured	**60.0**	50.0
– secured *(note 29)*	**267.1**	54.0
	327.1	104.0
Total borrowings	**327.1**	316.9

The maturity of borrowings is as follows:

	2007	2006
	HK$Million	*HK$Million*
Within one year	**327.1**	104.0
In the second year	–	212.9
	327.1	316.9

The exposure of the group's borrowings to interest-rate changes and the contractual repricing dates are all within 6 months from year end date.

The effective interest rates at the balance sheet date were as follows:

	2007		2006	
	HK$	***US$***	*HK$*	*US$*
Bank loans	**4.9%**	**8.3%**	4.9%	7.7%

The carrying amounts of borrowings approximate their fair value.

25. Borrowings (continued)

The carrying amounts of borrowings are denominated in the following currencies:

	Group	
	2007	2006
	HK$Million	*HK$Million*
Hong Kong dollar	**289.0**	289.0
US dollar	**38.1**	27.9
	327.1	316.9

26. Deferred Income Tax Assets/(Liabilities)

Deferred taxation is calculated in full on temporary differences under the liability method using a principal tax rate of 17.5% (2006: 17.5%). Movements in the deferred income tax assets and liabilities during the year are as follows:

Deferred income tax assets

	Group	
	Tax losses	
	2007	2006
	HK$Million	*HK$Million*
At the beginning of the year	**14.1**	14.7
Charged to profit and loss account	**(9.6)**	(0.6)
At the end of the year	**4.5**	14.1

26. Deferred Income Tax Assets/(Liabilities) (continued)

Deferred income tax liabilities

Group

	Fair value changes on investment properties		Accelerated depreciation allowances		Total	
	2007	2006	**2007**	2006	**2007**	2006
	HK$Million	*HK$Million*	***HK$Million***	*HK$Million*	***HK$Million***	*HK$Million*
At the beginning of the year	**1.4**	1.2	**2.5**	2.2	**3.9**	3.4
Charged to profit and loss account	**0.2**	0.2	**0.3**	0.3	**0.5**	0.5
At the end of the year	**1.6**	1.4	**2.8**	2.5	**4.4**	3.9

Deferred income tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. The group did not recognise deferred income tax assets of HK$74.3 million (2006: HK$73.8 million) in respect of losses amounting to HK$356.5 million (2006: HK$360.2 million) that can be carried forward against future taxable income. Included in such unused tax losses are amounts of HK$284.4 million (2006: HK$294.8 million) which have no expiry date. The remaining balance will expire at various dates up to and including 2027.

27. Share Capital

	2007	2006
	HK$Million	*HK$Million*
Authorised:		
1,000,000,000 (2006: 1,000,000,000) ordinary shares of HK$0.1 each	**100.0**	100.0
Issued and fully paid:		
617,531,425 (2006: 617,531,425) ordinary shares of HK$0.1 each	**61.7**	61.7

28. Reserves

	Revaluation reserve *HK$Million*	Exchange fluctuation reserve *HK$Million*	Retained profits *HK$Million*	Contributed surplus *HK$Million*	**Total** ***HK$Million***
Group					
At 1st April 2006	-	0.2	2,838.2	348.0	**3,186.4**
Exchange differences	-	0.6	-	-	**0.6**
Profit for the year	-	-	271.8	-	**271.8**
Fair value gain on available-for-sale financial assets	10.9	-	-	-	**10.9**
2006 final dividend paid	-	-	(49.4)	-	**(49.4)**
2007 interim dividend paid	-	-	(49.4)	-	**(49.4)**
At 31st March 2007	10.9	0.8	3,011.2	348.0	**3,370.9**
Representing:					
2007 final dividend proposed					**61.8**
Reserves at 31st March 2007					**3,309.1**
					3,370.9
Company					
At 1st April 2006	-	-	890.5	1,943.3	**2,833.8**
Profit for the year	-	-	100.6	-	**100.6**
2006 final dividend paid	-	-	(49.4)	-	**(49.4)**
2007 interim dividend paid	-	-	(49.4)	-	**(49.4)**
At 31st March 2007	-	-	892.3	1,943.3	**2,835.6**
Representing:					
2007 final dividend proposed					**61.8**
Reserves at 31st March 2007					**2,773.8**
					2,835.6

The contributed surplus is related to the group's restructuring in prior years. The distributable reserves of the company at 31st March 2007 amounted to HK$2,835.6 million (2006: HK$2,833.8 million).

28. Reserves (continued)

	Exchange fluctuation reserve *HK$Million*	Retained profits *HK$Million*	Contributed surplus *HK$Million*	**Total *HK$Million***
Group				
At 1st April 2005	0.6	2,695.6	348.0	**3,044.2**
Exchange differences	(0.4)	-	-	**(0.4)**
Profit for the year	-	216.8	-	**216.8**
2005 final dividend paid	-	(37.1)	-	**(37.1)**
2006 interim dividend paid	-	(37.1)	-	**(37.1)**
At 31st March 2006	0.2	2,838.2	348.0	**3,186.4**
Representing:				
2006 final dividend proposed				**49.4**
Reserves at 31st March 2006				**3,137.0**
				3,186.4
Company				
At 1st April 2005	-	889.3	1,943.3	**2,832.6**
Profit for the year	-	75.4	-	**75.4**
2005 final dividend paid	-	(37.1)	-	**(37.1)**
2006 interim dividend paid	-	(37.1)	-	**(37.1)**
At 31st March 2006	-	890.5	1,943.3	**2,833.8**
Representing:				
2006 final dividend proposed				**49.4**
Reserves at 31st March 2006				**2,784.4**
				2,833.8

29. Pledge of Assets

Certain leasehold land, properties for sale, properties under development and investment properties of the group with a carrying value of HK$1,137.3 million (2006: HK$1,081.9 million) have been pledged to banks as security for facilities granted to the extent of HK$449.1 million (2006: HK$453.9 million) against which HK$267.1 million (2006: HK$266.9 million) has been utilised at the balance sheet date.

30. Commitments

	Group	
	2007	2006
	HK$Million	*HK$Million*
Capital commitment in respect of available-for-sale financial assets	**70.1**	95.5
Development expenses contracted but not provided for in respect of properties under development	**80.3**	11.7
	150.4	107.2

31. Lease Commitments

The group had future aggregate minimum lease payments under non-cancellable operating leases in respect of properties as follows:

	Group	
	2007	2006
	HK$Million	*HK$Million*
Not later than one year	**3.0**	3.0
Later than one year and not later than five years	**6.8**	9.9
	9.8	12.9

32. Future Operating Lease Receivables

The group had future minimum lease receivables under non-cancellable operating leases in respect of properties as follows:

	Group	
	2007	2006
	HK$Million	*HK$Million*
Not later than one year	**80.3**	72.8
Later than one year and not later than five years	**49.5**	58.6
	129.8	131.4

33. Contingent Liabilities

	Company	
	2007	2006
	HK$Million	*HK$Million*
Guarantees for credit facilities drawn down by subsidiaries	**327.1**	316.9

34. Consolidated Cash Flow Statement

Reconciliation of profit before income tax to cash generated from operations:

	2007	2006
	HK$Million	*HK$Million*
Profit before income tax	**310.6**	229.0
Share of results of associates	**(99.2)**	(83.6)
Write-back of provision against properties for sale	**(46.8)**	(42.1)
Write-back of impairment loss on leasehold land	**(56.4)**	(24.8)
Impairment of available-for-sale financial assets	**–**	5.5
Amortisation of leasehold land	**30.0**	29.9
Depreciation	**0.6**	0.7
Fair value gains on investment properties	**(0.9)**	(1.5)
Interest expenses	**6.0**	5.3
Interest income	**(3.8)**	(1.8)
Operating profit before working capital changes	**140.1**	116.6
Decrease/(increase) in leasehold land	**48.1**	(2.8)
Decrease in properties for sale	**32.5**	33.3
(Increase)/decrease in properties under development	**(60.5)**	5.2
Increase in debtors, deposits and prepayments	**(72.2)**	(44.7)
Decrease in creditors, deposits and accruals	**(9.6)**	(5.0)
Cash generated from operations	**78.4**	102.6

35. Related Party Transactions

During the year, in addition to the balance with the associate as disclosed in note 19, the following transactions were carried out with related parties in the normal course of its business:

Key management compensation

	2007	2006
	HK$Million	*HK$Million*
Salaries and other employee benefits	**2.6**	2.5

36. Particulars of Subsidiaries and Associates

Subsidiaries	Principal Activities	Issued ordinary share capital held by Group %	Issued ordinary share capital held by Company %	Particulars of issued shares Number of shares	Particulars of issued shares Par value
Tai Cheung (B.V.I.) Company Limited	Investment holding	100	100	100	US$1
Tai Cheung Properties Limited	Investment holding and property development	100	–	386,633,750	HK$1
Acmax Enterprises Limited	Property development	100	–	2	HK$1
Acura Enterprises Limited	Property development	100	–	2	HK$1
Antier Investment Company Limited	Property development	100	–	3	HK$100
Avanzado Technology Park, Inc.	Property development	100	–	100	US$10
+ Centrax Limited	Property investment	100	–	2	HK$1
Cosmopolitan Estates Limited	Property investment	100	–	1,000,000	HK$1
Denmore Limited	Investment holding	100	–	2	HK$1
Dumex Limited	Investment holding	100	–	30,000	HK$100
Edward Contractors, Inc.	Contracting services	100	–	10,000	US$1
Enrich Investments Limited	Property development	100	–	2	HK$1
Fliutshire Properties Limited	Property development	100	–	2	HK$1
French Valley Airport Center LLC	Property development	100	–	–	–
Hoi Ka Company Limited	Property development	100	–	10,000	HK$100
Jaco Limited	Property development	100	–	2	HK$1
Jumbo Realty Limited	Property development	100	–	3,600,000	HK$10
Junco (Nominees) Limited	Nominee company	100	–	2	HK$100
Karness Limited	Investment holding	100	–	1	US$1
Kenic Properties Limited	Investment holding	100	–	2	HK$100
Lee May Investments Limited	Property development	100	–	12	HK$5
Maidstone Construction Company Limited	Construction	100	–	60,000	HK$10
South Land Enterprises Limited	Property development	100	–	2	HK$1
Sum Lung Investment Company Limited	Property development	100	–	100,000	HK$100
Tai Cheung Capital Limited	Investment holding	100	–	50,000	HK$100
Tai Cheung Construction Company Limited	Property development	100	–	2,500	HK$200
Tai Cheung Management Company Limited	Property management	100	–	45,000	HK$100
Tai Cheung Secretaries Limited	Corporate secretary	100	–	2	HK$1
Taico Properties, Inc.	Property development	100	–	1,000,000	US$1
Tareau International Company Limited	Investment holding	100	–	2	HK$1
Tatrine Development Company Limited	Property development	100	–	2	HK$10
Turnhouse Limited	Property development	100	–	2	HK$1
Walsmith Corporation Limited	Investment holding	100	–	2	HK$1
Wang Yip Construction Company Limited	Construction	100	–	50,000	HK$100
Winfield Investments Limited	Property development	100	–	2	HK$1
+ Woodmont Investments Limited	Property development	100	–	2	HK$1
Y Lee Enterprises Limited	Property development	100	–	14,000,000	HK$1
Yescott International Limited	Investment holding	100	–	2	HK$1
Zebrine Investments Limited	Property development	100	–	2	HK$10

36. Particulars of Subsidiaries and Associates (continued)

Associates	Principal Activities	Issued ordinary share capital held by Group %	Issued ordinary share capital held by Company %
** Consolidated Hotels Limited	Hotel investment	35	–
*,** Macfull Limited	Property development	20	–
*,** Macfull Finance Limited	Investment holding	20	–
** Shepherd Investments Limited	Investment holding	48	–

All subsidiaries and associates are incorporated in Hong Kong except Avanzado Technology Park, Inc., Edward Contractors, Inc., French Valley Airport Center LLC and Taico Properties, Inc. which are incorporated in the United States; Tai Cheung (B.V.I.) Company Limited which is incorporated in the British Virgin Islands, and Karness Limited which is incorporated in the Cook Islands. The principal country of operation is the same as the country of incorporation except for Tai Cheung (B.V.I.) Company Limited and Karness Limited which operate internationally.

* The financial statements of these associates have been audited by firms other than PricewaterhouseCoopers, Hong Kong. The aggregate net liabilities and profit before income tax of these associates attributable to the group amounted to HK$354.5 million (2006: HK$359.2 million) and HK$4.7 million (2006: HK$0.7 million) respectively.

** Associates with 31st December year ends.

\+ The shares of the subsidiaries have been pledged to banks as security for banking facilities granted to the subsidiaries.

Independent Auditor's Report to the Shareholders of Tai Cheung Holdings Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements of Tai Cheung Holdings Limited (the "company") and its subsidiaries (together, the "group") set out on pages 19 to 60 which comprise the consolidated and company balance sheets as at 31st March 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the group and of the company as at 31st March 2007 and of the profit and cash flows of the group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27th June 2007

The directors are of the opinion that a complete list of the properties held by the group will be of excessive length and therefore the following list contains only those properties which are material to the group as at 31st March 2007:–

(I) Properties held for development or sale

Location	Stage of completion	Expected date of completion	Type	Group's ownership	Approximate floor area attributable to the group
Southmark 11 Yip Hing St., Aberdeen	Completed	N/A	C/P	100%	413,167 s.f.
Eastern Central Plaza 3 Yiu Hing Road, Shau Kei Wan	Completed	N/A	C	100%	122,221 s.f.
Metropole Square 2 On Yiu St., Sha Tin	Completed	N/A	I	100%	429,483 s.f.
Max Trade Centre 23 Luk Hop St., San Po Kong	Completed	N/A	I	100%	117,979 s.f.
Tuen Mun Parklane Square 2 Tuen Hi Road, Tuen Mun	Completed	N/A	C/P	100%	315,909 s.f.
Tuen Mun Central Square 22 Hoi Wing Road, Tuen Mun	Completed	N/A	C/P	100%	480,409 s.f.
Rural Building Lot No. 1164 33 Cape Road, Chung Hom Kok	Completed	N/A	R	100%	30,029 s.f.
Rural Building Lot No. 647 3-5 Plunkett's Road, The Peak	Concrete structure completed	November 2007	R	100%	23,330 s.f.
French Valley Airport Center California, U.S.A.	Planning stage	By phases from December 2008 to December 2011	I/C	100%	754,000 s.f.

(II) Properties held for investment

Location	Terms of lease	Type	Group's ownership	Approximate floor area attributable to the group
Cosmopolitan Estate Tai Kok Tsui, Kowloon	999 years from 5/8/1871	C	100%	2,161 s.f.
Concordia Plaza Junction of Cheung Wan Road and Science Museum Road, Tsim Sha Tsui	30/6/2047	P	100%	99,562 s.f.

Note: I = Industrial R = Residential C = Commercial P = Public Carpark

Five Year Financial Summary

	2003 HK$Million	2004 HK$Million	2005 HK$Million	2006 HK$Million	**2007 HK$Million**
Consolidated Profit and Loss Account					
Turnover	197.7	182.6	310.2	267.4	**304.8**
Profit/(loss) attributable to equity holders of the company	(290.4)	101.4	183.0	216.8	**271.8**
Dividends	12.4	30.9	61.8	86.5	**111.2**
Consolidated Balance Sheet					
Property, plant and equipment	1.2	1.2	2.0	2.3	**1.9**
Investment properties	149.2	156.5	152.1	153.6	**154.5**
Leasehold land	–	–	1,526.4	1,499.3	**1,477.6**
Associates	1,187.5	1,490.8	79.9	67.8	**63.4**
Investment securities	47.1	55.8	67.2	–	**–**
Available-for-sale financial assets	–	–	–	82.6	**114.0**
Deferred income tax assets	10.8	12.8	14.7	14.1	**4.5**
Mortgage loans receivable	20.9	23.3	24.9	19.2	**12.8**
Net current assets	2,785.8	2,812.8	1,486.6	1,626.0	**1,608.3**
Total assets less current liabilities	4,202.5	4,553.2	3,353.3	3,464.9	**3,437.0**
Borrowings	98.1	54.9	244.5	212.9	**–**
Deferred income tax liabilities	1.4	1.9	3.4	3.9	**4.4**
	99.5	56.8	247.9	216.8	**4.4**
Net assets	4,103.0	4,496.4	3,105.9	3,248.1	**3,432.6**
Share capital	61.7	61.7	61.7	61.7	**61.7**
Reserves	4,041.3	4,416.2	3,007.1	3,137.0	**3,309.1**
Proposed final dividend	–	18.5	37.1	49.4	**61.8**
Total equity	4,103.0	4,496.4	3,105.9	3,248.1	**3,432.6**
Performance Statistics					
Earnings/(loss) per share	($0.47)	$0.16	$0.30	$0.35	**$0.44**
Dividends per share	$0.02	$0.05	$0.10	$0.14	**$0.18**
Dividend cover	N/A	3.3	3.0	2.5	**2.4**
Net assets per share	$6.6	$7.3	$5.03	$5.26	**$5.6**
Current ratio	14.5	6.4	6.5	9.1	**4.7**
Gearing	5.9%	5.8%	13.3%	9.8%	**9.5%**

Note: The comparative figures for the two years ended 31st March 2003 and 2004 have not been restated to reflect the adoption of new/revised Hong Kong Financial Reporting Standards as the directors consider that this would involve undue delay and expense.

	2003 港幣百萬元	2004 港幣百萬元	2005 港幣百萬元	2006 港幣百萬元	**2007** **港幣百萬元**
綜合損益表					
營業額	197.7	182.6	310.2	267.4	**304.8**
本公司權益持有人應佔溢利／(虧損)	(290.4)	101.4	183.0	216.8	**271.8**
股息	12.4	30.9	61.8	86.5	**111.2**
綜合資產負債表					
物業、機器及設備	1.2	1.2	2.0	2.3	**1.9**
投資物業	149.2	156.5	152.1	153.6	**154.5**
租賃土地	–	–	1,526.4	1,499.3	**1,477.6**
聯營公司	1,187.5	1,490.8	79.9	67.8	**63.4**
投資證券	47.1	55.8	67.2	–	**–**
可供出售投資	–	–	–	82.6	**114.0**
遞延所得税項資產	10.8	12.8	14.7	14.1	**4.5**
應收按揭貸款	20.9	23.3	24.9	19.2	**12.8**
流動資產淨值	2,785.8	2,812.8	1,486.6	1,626.0	**1,608.3**
總資產減流動負債	4,202.5	4,553.2	3,353.8	3,464.9	**3,437.0**
貸款	98.1	54.9	244.5	212.9	**–**
遞延所得税項負債	1.4	1.9	3.4	3.9	**4.4**
	99.5	56.8	247.9	216.8	**4.4**
淨資產	4,103.0	4,496.4	3,105.9	3,248.1	**3,432.6**
股本	61.7	61.7	61.7	61.7	**61.7**
儲備金	4,041.3	4,416.2	3,007.1	3,137.0	**3,309.1**
擬派末期股息	–	18.5	37.1	49.4	**61.8**
總權益	4,103.0	4,496.4	3,105.9	3,248.1	**3,432.6**
業績統計					
每股盈利／(虧損)	($0.47)	$0.16	$0.30	$0.35	**$0.44**
每股股息	$0.02	$0.05	$0.10	$0.14	**$0.18**
盈利派息比率	不適用	3.3	3.0	2.5	**2.4**
每股資產淨值	$6.6	$7.3	$5.03	$5.26	**$5.6**
流動資產與流動負債比率	14.5	6.4	6.5	9.1	**4.7**
資本負債比率	5.9%	5.8%	13.3%	9.8%	**9.5%**

註： 二零零三年三月三十一日及二零零四年三月三十一日之比較數字未經重列以反映採納新／經修訂香港財務報告準則，因董事認為這會導致延誤及增加支銷。

董事局認為將本集團所擁有之物業全部列出將會過於冗長，故此只將本集團於二零零七年三月三十一日結算日之重要物業列出如下：

(I) 供發展或出售之物業

地點	完成階段	預計完成日期	類別	集團所佔權益	集團所佔樓面面積約數（平方呎）
南匯廣場 香港仔業興街11號	完成	不適用	C/P	100%	413,167
東匯廣場 筲箕灣耀興道3號	完成	不適用	C	100%	122,221
新都廣場 沙田安耀街2號	完成	不適用	I	100%	429,483
萬昌中心 新蒲崗六合街23號	完成	不適用	I	100%	117,979
屯門栢麗廣場 屯門屯喜道2號	完成	不適用	C/P	100%	315,909
屯門中央廣場 屯門海榮路22號	完成	不適用	C/P	100%	480,409
郊區建屋地段1164號 春坎角環角路33號	完成	不適用	R	100%	30,029
郊區建屋地段647號 山頂賓吉道3-5號	混凝土結構完成	2007年11月	R	100%	23,330
French Valley Airport Center California, U.S.A.	設計階段	分段由 2008年12月 至2011年12月	I/C	100%	754,000

(II) 投資物業

地點	契約年期	類別	集團所佔權益	集團所佔樓面面積約數（平方呎）
大同新邨 九龍大角咀	由1871年8月5日起999年	C	100%	2,161
康宏廣場 尖沙咀暢運道與科學館道交界	2047年6月30日	P	100%	99,562

附註： I = 工業樓宇　R = 住宅樓宇　C = 商業樓宇　P = 公眾停車場

意見

本核數師認為，上述之賬目已根據香港財務報告準則足以真實兼公平地顯示 貴集團與 貴公司於二零零七年三月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零七年六月二十七日

獨立核數師報告
致大昌集團有限公司全體股東
(於百慕達註冊成立之有限公司)

本核數師(以下簡稱「我們」)已審核列載於第十九至六十頁大昌集團有限公司(「公司」)及其子公司(以下合稱「集團」)的財務報表,此財務報表包括於二零零七年三月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見,並按照百慕達一九八一年《公司法》(「公司法」)第90條僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制,以設計適當的審核程序,但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價財務報表的整體列報方式。

我們相信,我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

36. 附屬公司及聯營公司資料（續）

聯營公司	主要業務	擁有已發行普通股股權之百分比 集團 %	公司 %
** Consolidated Hotels Limited	酒店投資	35	–
*** Macfull Limited	物業發展	20	–
*** Macfull Finance Limited	投資控股	20	–
** 集寶投資有限公司	投資控股	48	–

上列附屬公司及聯營公司，除Avanzado Technology Park, Inc.，Edward Contractors, Inc.，French Valley Airport Center LLC及Taico Properties, Inc.在美國註冊；Tai Cheung (B.V.I.) Company Limited 在英屬處女群島註冊與及Karness Limited在科克群島註冊之外，其餘均在香港註冊。另外，除Tai Cheung (B.V.I.) Company Limited及Karness Limited之經營地點屬國際性外，全部附屬公司及聯營公司之主要經營地點亦即其註冊地點。

上列有* 之聯營公司之賬目並非由香港羅兵咸永道會計師事務所審核而由其他會計師行核數。本集團應佔該等聯營公司之總負債淨值及除稅前溢利分別為港幣354,500,000元（二零零六年：港幣359,200,000元）及港幣4,700,000元（二零零六年：港幣700,000元）。

上列有** 之聯營公司之年度結算日為十二月三十一日。

上列有+ 之附屬公司以其股份作抵押取得銀行貸款。

36. 附屬公司及聯營公司資料

附屬公司	主要業務	擁有已發行普通股股權之百分比 集團 %	公司 %	已發行股本資料 股數	面值
Tai Cheung (B.V.I.) Company Limited	投資控股	100	100	100	US$1
大昌地產有限公司	投資控股及物業發展	100	–	336,633,750	HK$1
Acmax Enterprises Limited	物業發展	100	–	2	HK$1
Acura Enterprises Limited	物業發展	100	–	2	HK$1
Antier Investment Company Limited	物業發展	100	–	3	HK$100
Avanzado Technology Park, Inc.	物業發展	100	–	100	US$10
+ Centrax Limited	物業投資	100	–	2	HK$1
大同置業有限公司	物業投資	100	–	1,000,000	HK$1
Denmore Limited	投資控股	100	–	2	HK$1
Dumex Limited	投資控股	100	–	30,000	HK$100
Edward Contractors, Inc.	建築合約服務	100	–	10,000	US$1
Enrich Investments Limited	物業發展	100	–	2	HK$1
Fliutshire Properties Limited	物業發展	100	–	2	HK$1
French Valley Airport Center LLC	物業發展	100	–	–	–
凱嘉有限公司	物業發展	100	–	10,000	HK$100
Jaco Limited	物業發展	100	–	2	HK$1
大地投資有限公司	物業發展	100	–	3,600,000	HK$10
Junco (Nominees) Limited	代理人	100	–	2	HK$100
Karness Limited	投資控股	100	–	1	US$1
Kenic Properties Limited	投資控股	100	–	2	HK$100
利美企業有限公司	物業發展	100	–	12	HK$5
美善同建築有限公司	建築	100	–	60,000	HK$10
South Land Enterprises Limited	物業發展	100	–	2	HK$1
森龍置業有限公司	物業發展	100	–	100,000	HK$100
大昌資本有限公司	投資控股	100	–	50,000	HK$100
大昌建築有限公司	物業發展	100	–	2,500	HK$200
大昌物業管理有限公司	物業管理	100	–	45,000	HK$100
大昌秘書有限公司	公司秘書	100	–	2	HK$1
Taico Properties, Inc.	物業發展	100	–	1,000,000	US$1
Tareau International Company Limited	投資控股	100	–	2	HK$1
Tatrine Development Company Limited	物業發展	100	–	2	HK$10
Turnhouse Limited	物業發展	100	–	2	HK$1
Walsmith Corporation Limited	投資控股	100	–	2	HK$1
宏業建築有限公司	建築	100	–	50,000	HK$100
Winfield Investments Limited	物業發展	100	–	2	HK$1
+ Woodmont Investments Limited	物業發展	100	–	2	HK$1
華利企業有限公司	物業發展	100	–	14,000,000	HK$1
Yescott International Limited	投資控股	100	–	2	HK$1
Zebrine Investments Limited	物業發展	100	–	2	HK$10

34. 綜合現金流量表

除所得税前溢利與經營活動所得之現金流入對賬：

	2007 港幣百萬元	2006 港幣百萬元
除所得税前溢利	**310.6**	229.0
攤佔聯營公司業績	**(99.2)**	(83.6)
待售物業撥備之轉回	**(46.8)**	(42.1)
租賃土地減值之轉回	**(56.4)**	(24.8)
可供出售投資減值	**–**	5.5
租賃土地款項攤銷	**30.0**	29.9
折舊	**0.6**	0.7
投資物業公允值之盈利	**(0.9)**	(1.5)
利息支出	**6.0**	5.3
利息收入	**(3.8)**	(1.8)
未計營運資金變動前之營業溢利	**140.1**	116.6
租賃土地減少／(增加)	**48.1**	(2.8)
待售物業減少	**32.5**	33.3
發展中物業(增加)／減少	**(60.5)**	5.2
應收賬款、按金及預付款項增加	**(72.2)**	(44.7)
應付賬款、按金及未付款項減少	**(9.6)**	(5.0)
經營活動所得之現金流入	**78.4**	102.6

35. 有關連人士交易

於年內，除附註19聯營公司外，有以下有關連人士交易：

	2007 港幣百萬元	2006 港幣百萬元
薪金及其他僱員福利	**2.6**	2.5

32. 未來應收經營租賃

本集團根據不可撤銷之房地產經營租賃而於未來應收之最低租賃收入如下：

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
一年內	**80.3**	72.8
二至五年內	**49.5**	58.6
	129.8	131.4

33. 或然負債

	公司	
	2007	2006
	港幣百萬元	*港幣百萬元*
提供貸款擔保予附屬公司	**327.1**	316.9

29. 資產之抵押

本集團以賬面值共約港幣1,137,300,000元(二零零六年:港幣1,081,900,000元)之租賃土地、待售物業、發展中物業及投資物業作抵押,取得銀行授信額共港幣449,100,000元(二零零六年:港幣453,900,000元)。於資產負債表結算日,上述已動用之貸款計為港幣267,100,000元(二零零六年:港幣266,900,000元)。

30. 承擔

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
可供出售投資之資本承擔	**70.1**	95.5
就發展中物業已簽約但未撥備之發展開支	**80.3**	11.7
	150.4	107.2

31. 租約承擔

本集團根據不可撤銷之房地產經營租賃而須於未來支付之最低租賃付款如下:

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
一年內	**3.0**	3.0
二至五年內	**6.8**	9.9
	9.8	12.9

28. 儲備金(續)

	匯兌變動儲備金 港幣百萬元	保留盈餘 港幣百萬元	貢獻盈餘 港幣百萬元	**總數 港幣百萬元**
集團				
二零零五年四月一日結餘	0.6	2,695.6	348.0	**3,044.2**
匯兌調整	(0.4)	–	–	**(0.4)**
本年度溢利	–	216.8	–	**216.8**
二零零五年已派末期股息	–	(37.1)	–	**(37.1)**
二零零六年已派中期股息	–	(37.1)	–	**(37.1)**
二零零六年三月三十一日結餘	0.2	2,838.2	348.0	**3,186.4**
代表:				
二零零六年擬派末期股息				**49.4**
二零零六年三月三十一日儲備金				**3,137.0**
				3,186.4
公司				
二零零五年四月一日結餘	–	889.3	1,943.3	**2,832.6**
本年度溢利	–	75.4	–	**75.4**
二零零五年已派末期股息	–	(37.1)	–	**(37.1)**
二零零六年已派中期股息	–	(37.1)	–	**(37.1)**
二零零六年三月三十一日結餘	–	890.5	1,943.3	**2,833.8**
代表:				
二零零六年擬派末期股息				**49.4**
二零零六年三月三十一日儲備金				**2,784.4**
				2,833.8

28. 儲備金

	重估儲備金 *港幣百萬元*	匯兌變動 儲備金 *港幣百萬元*	保留盈餘 *港幣百萬元*	貢獻盈餘 *港幣百萬元*	**總數** ***港幣百萬元***
集團					
二零零六年四月一日結餘	–	0.2	2,838.2	348.0	**3,186.4**
匯兌調整	–	0.6	–	–	**0.6**
本年度溢利	–	–	271.8	–	**271.8**
可供出售投資之公允值盈利	10.9	–	–	–	**10.9**
二零零六年已派末期股息	–	–	(49.4)	–	**(49.4)**
二零零七年已派中期股息	–	–	(49.4)	–	**(49.4)**
二零零七年三月三十一日結餘	10.9	0.8	3,011.2	348.0	**3,370.9**
代表:					
二零零七年擬派末期股息					**61.8**
二零零七年三月三十一日儲備金					**3,309.1**
					3,370.9
公司					
二零零六年四月一日結餘	–	–	890.5	1,943.3	**2,833.8**
本年度溢利	–	–	100.6	–	**100.6**
二零零六年已派末期股息	–	–	(49.4)	–	**(49.4)**
二零零七年已派中期股息	–	–	(49.4)	–	**(49.4)**
二零零七年三月三十一日結餘	–	–	892.3	1,943.3	**2,835.6**
代表:					
二零零七年擬派末期股息					**61.8**
二零零七年三月三十一日儲備金					**2,773.8**
					2,835.6

貢獻盈餘為本集團於重組當年所產生之盈餘。本公司於二零零七年三月三十一日可分派之儲備為港幣2,835,600,000元(二零零六年:港幣2,833,800,000元)。

26. 遞延所得稅項資產╱(負債)(續)

遞延所得稅項負債

集團

	投資物業公允值變動		加速稅項折舊		總數	
	2007	2006	**2007**	2006	**2007**	2006
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
於年初	**1.4**	1.2	**2.5**	2.2	**3.9**	3.4
在損益表支銷	**0.2**	0.2	**0.3**	0.3	**0.5**	0.5
於年終	**1.6**	1.4	**2.8**	2.5	**4.4**	3.9

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之稅損而確認。源自未用稅損港幣356,500,000元(二零零六年:港幣360,200,000元)之遞延稅項資產港幣74,300,000元(二零零六年:港幣73,800,000元)未在本賬目中確認。此等未用稅損中有港幣284,400,000元(二零零六年:港幣294,800,000元)無期限,餘額將於不同年期中屆滿,直至並包括二零二七年。

27. 股本

	2007	2006
	港幣百萬元	*港幣百萬元*
法定股本:		
1,000,000,000股(二零零六年:1,000,000,000股)普通股每股面值港幣一角	**100.0**	100.0
已發行及實收股本:		
617,531,425股(二零零六年:617,531,425股)普通股每股面值港幣一角	**61.7**	61.7

25. 貸款(續)

貸款之賬面值以下列貨幣結算:

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
港幣	**289.0**	289.0
美元	**38.1**	27.9
	327.1	316.9

26. 遞延所得税項資產/(負債)

遞延税項採用負債法就短暫時差按主要税率17.5%(二零零六年:17.5%)作全數撥備。遞延所得税項資產及負債之變動如下:

遞延所得税項資產

	集團	
	税損	
	2007	2006
	港幣百萬元	*港幣百萬元*
於年初	**14.1**	14.7
在損益表支銷	**(9.6)**	(0.6)
於年終	**4.5**	14.1

25. 貸款

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
非流動		
有抵押銀行貸款(附註29)	**–**	212.9
流動		
銀行貸款		
－無抵押	**60.0**	50.0
－有抵押(附註29)	**267.1**	54.0
	327.1	104.0
總貸款	**327.1**	316.9

貸款之到期日如下:

	2007	2006
	港幣百萬元	*港幣百萬元*
一年內	**327.1**	104.0
二年內	**–**	212.9
	327.1	316.9

本集團之貸款在利率變動時承擔的風險及合約重新定價日期全為年終後六個月內。

於結算日之實際利率如下:

	2007		2006	
	港幣	***美元***	*港幣*	*美元*
銀行貸款	**4.9%**	**8.3%**	4.9%	7.7%

貸款之賬面值與公允值相近。

23. 應收賬款、按金及預付款項

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
應收賬款，賬齡		
零至三個月	**112.9**	11.8
三個月以上	**18.3**	51.1
	131.2	62.9
按金及預付款項	**13.1**	8.9
	144.3	71.8

應收賬款及按金之賬面值與公允值相近。

給予顧客之信貸條款各異，一般在三至六個月內。

應收賬款並無集中的信貸風險，因為本集團有眾多客戶。

24. 應付賬款、按金及未付款項

	集團		公司	
	2007	2006	**2007**	2006
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
應付賬款，賬齡				
零至三個月	**3.9**	1.7	**–**	–
三個月以上	**1.9**	1.3	**–**	–
	5.8	3.0	**–**	–
按金及未付款項	**74.1**	86.7	**3.5**	3.3
	79.9	89.7	**3.5**	3.3

應付賬款、按金及未付款項之賬面值與公允值相近。

20. 可供出售投資

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
非上市權益證券－海外：		
於年初	**82.6**	67.2
增加	**20.5**	20.9
公允值之盈利	**10.9**	－
減值	－	(5.5)
於年結	**114.0**	82.6

集團之可供出售投資以美元結算。

21. 應收按揭貸款

應收按揭貸款年息率按港元最優惠利率加百分之一，並自按揭日起有十八個月至三年免息期。免息期後供款分期在十至二十三年內償還。

應收按揭貸款之賬面值與公允值相近。

22. 待售物業

於二零零七年三月三十一日，以待售物業港幣252,600,000元（二零零六年：港幣253,800,000元）作抵押，取得銀行授信額（附註29）。

由於香港物業市道增長，待售物業撥備之轉回港幣46,800,000元（二零零六年：港幣42,100,000元）在損益表中入賬。

19. 聯營公司(續)

攤佔聯營公司(全非上市公司)之財務業績及狀況如下:

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
資產		
非流動資產	**251.5**	268.3
流動資產	**62.9**	66.1
	314.4	334.4
負債		
非流動負債	**122.7**	143.6
流動負債	**128.3**	123.0
	251.0	266.6
淨資產	**63.4**	67.8
收入	**292.7**	262.2
支銷	**(193.5)**	(178.6)
攤佔業績	**99.2**	83.6

聯營公司其他詳情載於財務報表附註36。

17. 租賃土地(續)

於二零零七年三月三十一日，港幣511,100,000元(二零零六：港幣526,500,000元)之租賃土地作抵押，取得銀行授信額(附註29)。

由於香港物業市道增長，租賃土地減值之轉回港幣56,400,000元(二零零六年：港幣24,800,000元)在損益表中入賬。

18. 附屬公司

	公司	
	2007	2006
	港幣百萬元	*港幣百萬元*
非上市證券，成本值	**2,349.2**	2,349.2

應收附屬公司款項乃無抵押、免息及無固定還款期。

附屬公司之詳情載於財務報表附註36。

19. 聯營公司

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
於年初	**67.8**	79.9
攤佔聯營公司業績		
一除所得稅前溢利	**120.1**	100.9
一所得稅項	**(20.9)**	(17.3)
股息	**(103.6)**	(95.7)
於年結	**63.4**	67.8

聯營公司貸款乃無抵押、免息及無訂明還款期。

16. 投資物業(續)

香港之投資物業及其賬面淨值分析如下:

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
長期租約	**9.5**	8.6
中期租約	**145.0**	145.0
	154.5	153.6

投資物業已於二零零七年三月三十一日由獨立專業測計師戴德梁行有限公司按公開市值基準予以重估。

於二零零七年三月三十一日,港幣145,000,000元(二零零六年:港幣145,000,000元)之投資物業作抵押,取得銀行授信額(附註29)。

17. 租賃土地

本集團在香港之租賃土地乃有關本集團待售物業及發展中物業之預付經營租賃,其賬面淨值分析如下:

	集團	
	2007	2006
	港幣百萬元	*港幣百萬元*
十至五十年租約	**1,477.6**	1,499.3

	2007	2006
	港幣百萬元	*港幣百萬元*
於年初	**1,499.3**	1,526.4
減值之轉回	**56.4**	24.8
年中增加	**13.0**	—
年中出售	**(53.1)**	(14.0)
攤銷		
一自損益表扣除	**(30.0)**	(29.9)
一資本化於發展中物業	**(8.0)**	(8.0)
於年終	**1,477.6**	1,499.3

15. 物業、機器及設備

	集團 2007 港幣百萬元	集團 2006 港幣百萬元
成本值		
於年初	**35.5**	35.5
年中增加	**0.2**	1.0
年中出售	**(0.3)**	(1.0)
於年結	**35.4**	35.5
累積折舊		
於年初	**33.2**	33.5
年中折舊	**0.6**	0.7
年中出售	**(0.3)**	(1.0)
於年結	**33.5**	33.2
賬面淨值		
於年初	**2.3**	2.0
於年結	**1.9**	2.3

16. 投資物業

	集團 2007 港幣百萬元	集團 2006 港幣百萬元
於年初	**153.6**	152.1
公允值盈利	**0.9**	1.5
於年結	**154.5**	153.6

12. 本公司權益持有人應佔溢利

是年本公司權益持有人應佔溢利包括本公司財務報表內之溢利港幣100,600,000元(二零零六年:港幣75,400,000元)。

13. 股息

	2007 ***港幣百萬元***	2006 *港幣百萬元*
已派中期股息,每普通股港幣八仙(二零零六年:港幣六仙)	**49.4**	37.1
擬派末期股息,每普通股港幣一角(二零零六年:港幣八仙)*(附註)*	**61.8**	49.4
	111.2	86.5

附註: 於二零零七年六月二十七日舉行之會議上,董事擬派末期股息每股港幣一角。此項擬派股息並無於此財務報表中列作應付股息,惟將於截至二零零八年三月三十一日止年度列作保留盈利分派。

14. 每股盈利

每股盈利乃按本公司權益持有人應佔溢利港幣271,800,000元(二零零六年:港幣216,800,000元)及已發行普通股617,531,425股(二零零六年:617,531,425股)計算。年內並沒有可攤薄的潛在普通股(二零零六年:無)。

11. 所得稅項

香港利得稅準備乃根據是年度估計之應課稅溢利按照稅率17.5%(二零零六年:17.5%)計算。海外盈利之稅款則按照本年度估計應課稅盈利依本集團經營業務所在國家之現行稅率計算。

	2007 ***港幣百萬元***	2006 *港幣百萬元*
本期所得稅項		
香港利得稅	**28.7**	10.9
海外稅項	**–**	0.2
遞延所得稅項(附註26)	**10.1**	1.1
	38.8	12.2

本集團有關除所得稅前溢利與假若採用香港稅率而計算之理論稅額之差額如下:

	2007 ***港幣百萬元***	2006 *港幣百萬元*
除所得稅前溢利	**310.6**	229.0
減:攤佔聯營公司業績	**(99.2)**	(83.6)
	211.4	145.4
理論稅額按稅率17.5%(二零零六年:17.5%)	**37.0**	25.4
其他國家不同稅率之影響	**–**	0.1
不可扣稅之支出	**5.3**	6.2
無須課稅之收入	**(0.7)**	(0.1)
使用早前未有確認之稅損	**(4.3)**	(19.9)
未確認稅損	**1.8**	0.8
其他暫時差異	**(0.3)**	(0.3)
所得稅項	**38.8**	12.2

9. 董事及高層管理人員之酬金（續）

(b) 五名最高薪酬人士

集團五位薪酬最高僱員中三名（二零零六年：三名）為董事，其酬金詳情已在上述列出。其餘兩名（二零零六年：兩名）僱員酬金如下：

	2007 ***港幣百萬元***	2006 *港幣百萬元*
薪金及其他酬金	**2.2**	2.1
酌情花紅	**0.2**	0.2
公積金計劃供款	**0.2**	0.2
	2.6	2.5

以上酬金分析如下：

	僱員數目 **2007**	2006
港幣1,000,001元至港幣1,500,000元	**2**	2

10. 財務費用

	2007 ***港幣百萬元***	2006 *港幣百萬元*
財務費用包括以下：		
銀行貸款利息－須於五年內全部償還之銀行貸款及透支利息	**16.7**	16.8
減：撥作發展中物業成本之金額（*附註*）	**(10.7)**	(11.5)
	6.0	5.3

附註： 資本化比率百分之五點二（二零零六年：百分之五點二）被採用，即用作發展中物業財務費用之貸款成本。

9. 董事及高層管理人員之酬金

(a) 董事酬金

二零零七年三月三十一日止年度董事酬金如下：

董事姓名	袍金 *港幣百萬元*	薪金及 其他酬金 *港幣百萬元*	酌情花紅 *港幣百萬元*	公積金 計劃供款 *港幣百萬元*	總數 *港幣百萬元*
陳斌	0.20	1.94	0.16	0.19	2.49
林威廉	0.10	0.97	0.08	0.10	1.25
李永修	0.10	1.19	0.10	0.12	1.51
陳秀清	0.10	–	–	–	0.10
張永兆	0.10	–	–	–	0.10
郭志樑	0.10	–	–	–	0.10
鄺文星	0.06	–	–	–	0.06
胡祖雄	0.04	–	–	–	0.04
	0.80	4.10	0.34	0.41	5.65

二零零六年三月三十一日止年度董事酬金如下：

董事姓名	袍金 *港幣百萬元*	薪金及 其他酬金 *港幣百萬元*	酌情花紅 *港幣百萬元*	公積金 計劃供款 *港幣百萬元*	總數 *港幣百萬元*
陳斌	0.16	1.88	0.16	0.19	2.39
林威廉	0.08	0.93	0.08	0.09	1.18
李永修	0.08	1.14	0.10	0.11	1.43
陳秀清	0.08	–	–	–	0.08
張永兆	0.08	–	–	–	0.08
郭志樑	0.08	–	–	–	0.08
胡祖雄	0.08	–	–	–	0.08
	0.64	3.95	0.34	0.39	5.32

7. 營業溢利

	2007 港幣百萬元	2006 港幣百萬元
營業溢利已扣除下列各項目：		
租賃土地款項攤銷	**30.0**	29.9
核數師酬金	**1.0**	1.1
折舊	**0.6**	0.7
營業性租賃之房地產租金	**3.0**	3.0
物業之支出		
－投資物業	**2.6**	2.8
－其他物業	**3.3**	3.1

8. 僱員開支

僱員開支（不包括附註9之董事酬金）在損益表支銷代表：

	2007 港幣百萬元	2006 港幣百萬元
薪金及津貼	**46.2**	44.6
公積金供款減沒收額 *(附註(a))*	**2.9**	2.8
減：轉收物業管理基金之僱員開支 *(附註(b))*	**(21.9)**	(20.9)
	27.2	26.5

附註：

(a) 於年內，沒有因僱員退出該計劃而令致供款被沒收之數額（二零零六年：無），用作減少集團年內需支付之供款額。於結算日，沒有被沒收之供款（二零零六年：無）可用作減少未來之應付供款。於結算日，應付供款為港幣200,000元（二零零六年：港幣200,000元）。

(b) 僱員開支於提供物業管理服務時轉收。

5. 營業額及分部資料(續)

(b) **次要報告形式-地域分部**

於及截至二零零七年三月三十一日止年度

	營業額 ***港幣百萬元***	**營業溢利** ***港幣百萬元***	**總資產** ***港幣百萬元***	**資本開支** ***港幣百萬元***
香港	**304.8**	**224.6**	**3,749.1**	**0.2**
美國	**–**	**(7.2)**	**122.5**	**–**
	304.8	**217.4**	**3,871.6**	**0.2**

於及截至二零零六年三月三十一日止年度

	營業額 *港幣百萬元*	營業溢利 *港幣百萬元*	總資產 *港幣百萬元*	資本開支 *港幣百萬元*
香港	211.3	148.8	3,547.3	0.9
美國	56.1	1.9	119.1	0.1
	267.4	150.7	3,666.4	1.0

6. 其他收入

	2007 ***港幣百萬元***	2006 *港幣百萬元*
利息收入	**3.8**	1.8
非上市投資收入	**1.5**	–
	5.3	1.8

5. 營業額及分部資料(續)

(a) 主要報告形式－業務分部(續)

於及截至二零零六年三月三十一日止年度

	地產發展及出租 港幣百萬元	物業管理 港幣百萬元	酒店經營 港幣百萬元	投資控股 港幣百萬元	集團 港幣百萬元
營業額	261.9	5.5	–	–	267.4
撥備前分部業績	84.9	2.4	–	1.4	88.7
待售物業撥備之轉回	42.1	–	–	–	42.1
租賃土地減值之轉回	24.8	–	–	–	24.8
可供出售投資減值	–	–	–	(5.5)	(5.5)
投資物業公允值之盈利	1.5	–	–	–	1.5
分部業績	153.3	2.4	–	(4.1)	151.6
未分配成本					(0.9)
營業溢利					150.7
財務費用					(5.3)
攤佔聯營公司業績	0.6	–	83.0	–	83.6
除所得稅前溢利					229.0
所得稅項					(12.2)
本公司權益持有人應佔溢利					216.8
分部資產	3,438.4	40.0	–	106.0	3,584.4
聯營公司	3.0	–	68.2	(3.4)	67.8
未分配資產					14.2
總資產					3,666.4
分部負債	362.3	39.5	–	4.8	406.6
未分配負債					11.7
總負債					418.3
資本開支	1.0	–	–	–	1.0
折舊	0.7	–	–	–	0.7
攤銷	29.9	–	–	–	29.9

5. 營業額及分部資料(續)

(a) 主要報告形式－業務分部

於及截至二零零七年三月三十一日止年度

	地產發展及出租 港幣百萬元	物業管理 港幣百萬元	酒店經營 港幣百萬元	投資控股 港幣百萬元	集團 港幣百萬元
營業額	299.0	5.8	–	–	304.8
撥備前分部業績	106.6	2.6	–	5.0	114.2
待售物業撥備之轉回	46.8	–	–	–	46.8
租賃土地減值之轉回	56.4	–	–	–	56.4
投資物業公允值之盈利	0.9	–	–	–	0.9
分部業績	210.7	2.6	–	5.0	218.3
未分配成本					(0.9)
營業溢利					217.4
財務費用					(6.0)
攤佔聯營公司業績	4.7	–	94.5	–	99.2
除所得税前溢利					310.6
所得税項					(38.8)
本公司權益持有人應佔溢利					271.8
分部資產	3,635.7	36.2	–	131.8	3,803.7
聯營公司	8.7	–	59.0	(4.3)	63.4
未分配資產					4.5
總資產					3,871.6
分部負債	365.7	36.3	–	5.0	407.0
未分配負債					32.0
總負債					439.0
資本開支	0.2	–	–	–	0.2
折舊	0.6	–	–	–	0.6
攤銷	30.0	–	–	–	30.0

4. 關鍵會計估算及假設（續）

(b) 投資物業公允值估計

投資物業的估值乃根據香港測量師學會就物業的估值發表的估值準則。估值每年由合資格估值師考慮多方面的資料而作出判斷，包括：i)不同性質、狀況或地點的物業在活躍市場的當時價格，經調整以反映此等差別；ii)相類似物業在較不活躍市場的近期價格，附帶調整以反映該等價格出現的交易日期後經濟狀況的任何變動；及iii)根據對未來現金流量的可靠估計而計算的貼現現金流量預測，並源自任何現有租賃及其他合約的條款，以及（如可能）來自例如在同一地點和狀況的相類似物業的當時市場租金等外間憑證，並利用貼現率反映當時市場對現金流量的金額和時間方面不確定的評估。

(c) 遞延所得稅

本集團之管理層估計在司法權區繳納所得稅之公司之將來溢利抵銷稅損。此估計根據資產負債表結算日之市況而定；因此市況之不肯定會導致轉變。

5. 營業額及分部資料

本公司主要從事投資控股。本集團主要從事地產投資及發展、投資控股及物業管理業務。

年中營業額包括：

	2007 ***港幣百萬元***	2006 *港幣百萬元*
出售樓宇之毛收入	**185.6**	158.1
租金毛收入		
－投資物業	**8.3**	9.1
－其他物業	**105.1**	94.7
物業管理收入	**5.8**	5.5
	304.8	267.4

3. 財務風險管理（續）

(b) 公允值估計

在活躍市場買賣的金融工具之公允值根據結算日的市場報價列賬。本集團持有的財務資產的市場報價為當時買盤價；而財務負債的適當市場報價為當時賣盤價。

應收賬款和應付賬款的賬面值扣減減值撥備調整，被假定接近其公允值。作為披露目的，財務負債公允值的估計按未來合約現金流量以本集團類似金融工具可得的現有市場利率貼現計算。

4. 關鍵會計估算及假設

估算和假設會被持續評估，並根據過往經驗和其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。

本集團對未來作出估算和假設。所得的會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下。

(a) 待售物業之估計可變現淨值

待售物業之可變現淨值乃根據在正常市況下估計物業可售得之價值扣除估計銷售及完成合約支出。此估計乃根據市況及以往銷售經驗而定。因市場狀況變動，估計因而有重大變動。於資產負債表結算日，管理層會重新評估估計。

3. 財務風險管理

(a) 財務風險因素

本集團的活動承受著多種的財務風險：外匯風險、信貸風險、流動資金風險及現金流量利率風險。本集團的整體風險管理計劃專注於財務市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

(i) 外匯風險

本集團在全球營運，但承受不同貨幣產生的外匯風險有限，因大部份應收賬款及應付賬款以港幣及美元結算。

本集團並無進行遠期合約用以管理外匯風險。當認為適當時，會作貨幣風險對沖之措施。

(ii) 信貸風險

信貸風險是按照組合方式管理。信貸風險來自銀行與財務機構的存款，應收按揭貸款，亦有來自物業出售及租賃客戶的信貸風險，包括未償付的應收款和已承諾交易。本集團並無重大集中的信貸風險。本集團有政策確保物業銷售及出租是向擁有適當信貸歷史的客戶銷售。本集團的風險控制會評估客戶的信貸質素，並考慮其財務狀況、過往狀況和其他因素。

(iii) 流動資金風險

審慎的流動資金風險管理指維持充足的現金，透過已承諾信貸融資的足夠額度備有資金，和有能力結算市場持倉。本集團致力透過已承諾的可用信貸額度維持資金的靈活性。

(iv) 現金流量利率風險

本集團的利率風險來自長期貸款。按變動利率發行的貸款令本集團承受現金流量利率風險。因利率風險不大，本集團並無進行利率掉期合約。

2. 主要會計政策（續）

(r) 借貸成本

凡與興建某項資產期間之有關之借貸成本，均資本化為該資產之部分成本。其他借貸成本在損益表支銷。

(s) 或然負債

或然負債乃由已發生事情導致之可能責任，並將因一或更多不肯定的事情之發生或沒發生而確定。它亦可是由過往已發生事件導致之責任，該等責任因經濟資源流失機會不大或不能準確地量度該責任而沒被確認。

或然負債未被確認，但在財務報表附註中披露。當經濟資源流失機會轉變至有可能，將會被確立為撥備。

(t) 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地域分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

按照本集團之內部財務報告，本集團將業務分部資料以主要報告形式呈列，而地域分部資料則以次要報告形式呈列。

未分配成本指集團整體性開支。分部資產主要包括物業、機器及設備、投資物業、租賃土地、待售物業、發展中物業、可供出售投資、應收款項及經營現金而不包括稅項。分部負債包括經營負債而不包括稅項。資本開支包括對物業、機器及設備的增加。

關於地域分部報告，營業額、營業業績、總資產及資本開支按照資產所在地區計算。

(u) 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

2. 主要會計政策(續)

(q) 外幣匯兑(續)

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。

非貨幣項目的換算差額在損益表中呈報為公允值盈虧的一部份。非貨幣項目(例如分類為可供出售投資的權益)的換算差額包括在權益的公允值儲備內。

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣:

- 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算;

- 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數;在此情況下,收支項目按交易日期的匯率換算);及

- 所有由此產生的匯兑差額確認為權益的獨立組成項目。

在綜合賬目時,換算海外實體的淨投資,以及換算借貸所產生的匯兑差額列入權益。當售出一項海外業務時,該等匯兑差額在損益表確認為出售盈虧的一部份。

2. 主要會計政策(續)

(o) **營業性租賃**

如租賃擁有權的重大部份風險和回報由出租人保留,分類為營運租賃。根據營運租賃支付的款項(扣除自出租人收取之任何獎勵金後)於租賃期內以直線法在損益表支銷。

(p) **僱員福利**

(i) *僱員應有假期*

僱員之應有年假及長期服務休假按積累入賬。截至資產負債表結算日之僱員估計年假及長期服務休假作出撥備。

僱員之病假及分娩假於放假時確認。

(ii) *公積金計劃*

關於僱員無需供款之定額供款公積金計劃,本集團根據信託契約之條款就該計劃定期支付之每月供款於賬目中支銷。本集團之公積金供款按僱員薪金某百分比計算。倘僱員在未獲得所有既定供款前退出該計劃,該等供款將被沒收並作為減低集團未來需支付之供款額。該計劃中之資產是與本集團之資產分開,並由專業受託人管轄及由獨立基金經理管理。

在強制性公積金計劃中,本集團之供款乃根據香港強制性公積金計劃條例所界定之僱員有關入息之百分之五供款,每月供款額最高為港幣1,000元,作為費用支銷。

(q) **外幣匯兌**

(i) *功能及列賬貨幣*

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以港幣呈報,港幣為本公司的功能及列賬貨幣。

2. 主要會計政策(續)

(m) 財務擔保

財務擔保(一種保險合約)是一種要求發行人須對持有者就個別債務人未能履行債務合約的原有或經修改條文在付款期限前作出付款時承諾補償持有者之損失的合約。本公司未就財務擔保之負債作初始確認,但於每個報告日就其財務擔保之負債淨額的賬面值與其現行法定或推定責任之數額進行負債撥備恰當測試。假若其負債淨額的賬面值是低於其現行法定或推定責任之數額時,相差之數額將即時全數於損益表中確認。

(n) 收入確認

收入包括在本集團平常活動中出售貨品及服務的公允值,並扣除折扣以及對銷集團內部銷售。收入確認如下:

(i) 樓宇出售

在樓宇擁有權之主要風險及得益已轉給買家及本集團再沒有因擁有權而對該等已售物業維持管理及控制權後,出售樓宇之收益方計算入賬。本集團認為擁有權之主要風險及得益在該樓宇或其中已訂約出售之部份正式建成及有關入伙紙發出後方為轉妥。

(ii) 租金收入

來自出租投資物業及其他物業之租金收入根據租約期按直線法計算入賬。

(iii) 股息收入

股息收入在本集團收取股息之權利確立後入賬。

(iv) 利息收入

利息收入採用實際利息法按時間比例入賬。

(v) 物業管理收入

物業管理收入在提供服務後入賬。

2. 主要會計政策（續）

(j) **貿易及其他應收款**

貿易及其他應收款初步以公允值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表中確認。如一項貿易應收款無法收回，其會與貿易應收款內的備付賬戶撇銷。之前已撇銷的款項如其後收回，將撥回損益表中。

(k) **貸款**

貸款初步按公允值並扣除產生的交易成本確認。貸款其後按攤銷成本列賬；所得款（扣除交易成本）與贖回價值的任何差額利用實際利息法於貸款期間內在損益表確認。

(l) **遞延所得稅項**

遞延所得稅項採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。遞延所得稅項採用在當遞延所得稅資產發生或遞延所得稅負債定下時之稅率釐定。

遞延所得稅項資產乃就有可能將未來應課稅溢利與可動用之暫時差異抵銷而確認。

遞延所得稅乃就附屬公司及聯營公司之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

2. 主要會計政策(續)

(g) 發展中物業及待售物業

發展中物業乃完全保有土地及建築而該等樓房之建築及發展工程尚未完成之投資。發展中物業按成本值及可變現淨值之較低者入賬。成本值包括建築期內至完工期間建築費用、資本化租賃土地款項攤銷及借貸成本。完工後,該等物業以賬面值重新分類為待售物業。

待售物業乃按成本值及可變現淨值之較低者入賬。可變現淨值乃在正常市況下估計物業可售得之價值扣除銷售支出。

(h) 資產減值

當有事件出現或情況改變顯示賬面值可能無法收回時就資產減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公允值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時,資產將按可識辨現金流量(現金產生單位)的最低層次組合。

(i) 財務資產

可供出售投資初步按公允值加交易成本確認,其後按公允值列賬。可供出售投資之公允值變動在權益中確認。

當分類為可供出售的證券被售出或減值時,累計公允值調整列入損益表作為投資證券的盈虧。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售的股權證券,在釐定證券是否已經減值時,會考慮證券公允值有否大幅或長期跌至低於其成本值。若可供出售財務資產存在此等證據,累計虧損－按收購成本與當時公允值的差額,減該財務資產之前在損益表確認的任何減值虧損計算－自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。

2. 主要會計政策(續)

(e) 物業、機器及設備

物業、機器及設備是以成本值減累積折舊及累積減值入賬。折舊乃採用直線攤銷法按折舊年率百分之二十就各項資產之估計可用年限內撇銷其成本值減累積減值。

於資產負債表結算日,資產之可用年限被評估及如適用,會作出修訂。

其後成本只有在與該項目有關的未來經濟利益有可能流入本集團,而該項目的成本能可靠計量時,才包括在資產的賬面值或確認獨立資產(按適用)。所有其他維修及保養在產生的財政期間的損益表支銷。

若資產的賬面值高於其估計可收回價值,其賬面值即時撇減至可收回金額(附註2(h))。

(f) 投資物業

投資物業乃所持土地樓房之權益,而該等土地樓房之建築及發展工程業已完竣,並持作長期租金收益或資本增值或兩者兼備之用。

投資物業包括以營運租賃持有的土地及以融資租賃持有之樓宇,初步按其成本計量,包括相關的交易成本。

在初步確認後,投資物業按公允值列賬。公允值根據活躍市場價格計算,如有需要就個別資產的性質、地點或狀況的任何差異作出調整。如沒有此項資料,本集團利用其他估值方法,例如較不活躍市場的近期價格或貼現現金流量預測法。此等估值每年由外部估值師檢討。

其後支出只有在與該項目有關的未來經濟利益有可能流入本集團,而該項目的成本能可靠衡量時,才計入在資產的賬面值中。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

公允值變動在損益表列賬。

2. 主要會計政策(續)

(d) **綜合賬(續)**

(i) 附屬公司

附屬公司指本集團有權管控其財政及營運政策而控制所有實體。在評定本集團是否控制另一實體時,目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證,否則未實現虧損亦予以對銷。

在本公司之資產負債表內,對附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由本公司已收股息入賬。

(ii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體。聯營公司投資以權益會計法入賬,初始以成本確認。

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認,而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益,包括任何其他無抵押應收款,本集團不會確認進一步虧損,除非本集團已代聯營公司承擔責任或作出付款。

2. 主要會計政策（續）

(b) **本集團已採納於二零零六年生效之已公佈準則及詮釋**

於年中，本集團採納與其業務相關的香港財務報告準則及香港會計準則之新修訂及詮釋。

本集團已評估採納此等修訂及詮釋之影響，並認為對本集團之業績、財務狀況及會計政策無重大影響。

(c) **未生效之準則、詮釋及已公佈準則之修訂**

某些於二零零七年一月一日及其後會計年度強制生效之新準則、現存準則之修訂及詮釋，並對本集團之營運及財務報表相關如下：

於二零零七年一月一日生效：

會計準則1（經修訂）	財務報表之呈報：資本披露
香港財務準則7	金融工具：披露
香港（國際財務報告詮釋委員會）一詮釋9	重新評估勘入式衍生工具
香港（國際財務報告詮釋委員會）一詮釋10	中期財務報告和減值

於二零零九年一月一日生效：

香港財務準則8	經營分部

本集團無提早採納以上準則、修訂及詮釋，並未能說明對本集團之會計政策及報表之呈報有否重大改變。

(d) **綜合賬**

本集團綜合賬目，包括截至二零零七年三月三十一日止年度本公司與各附屬公司之賬目，及本集團所攤佔聯營公司之業績與所佔其自收購後之儲備金。合併入集團綜合賬之聯營公司，其賬目結算日期均不早於本公司結算日期三個月，並為最近期能得到的已審核財務報表。若有重大事項於聯營公司結算日及本集團結算日期間發生，本集團之綜合賬目將就該事項予以調整。

1. 一般資料

大昌集團有限公司是於百慕達註冊成立之有限公司。

本公司的股份主要在香港聯合交易所有限公司上市。

2. 主要會計政策

編制本財務報表採用的主要會計政策載於下文。除另有說明外,此等政策在所呈報的所有年度內貫徹應用。

(a) **編制基準**

財務報表是根據香港會計師公會頒佈之香港財務報告準則及香港會計準則(統稱「香港財務報告準則」)編制。財務報表已按歷史成本慣例編制,並就可供出售投資及投資物業的重估按公允值列賬而作出修訂。

編制符合香港財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本集團會計政策過程中行使判斷。涉及高度的判斷或高度複雜性的範疇,或涉及對財務報表屬重大假設和估算的範疇,在附註4中披露。

綜合現金流量表
(截至二零零七年三月三十一日止年度)

	附註	2007 港幣百萬元	2006 港幣百萬元
經營活動所得之現金流量			
經營活動所得之現金流入	34	**78.4**	102.6
已付利息		**(17.0)**	(16.4)
已付香港利得稅		**(8.9)**	(10.3)
已付海外稅項		**–**	(1.2)
經營活動所得之淨現金流入		**52.5**	74.7
投資活動所得之現金流量			
購買物業、機器及設備		**(0.2)**	(1.0)
已收利息		**3.7**	1.8
已收聯營公司股息		**103.6**	95.7
投資於可供出售投資		**(20.5)**	(20.9)
應收按揭貸款減少		**6.4**	5.7
貸款償還自聯營公司		**–**	3.7
投資活動之淨現金流入		**93.0**	85.0
融資活動所得之現金流量			
新貸款		**15.2**	–
償還貸款		**(5.2)**	(96.4)
已派股息		**(98.8)**	(74.2)
融資活動之淨現金流出		**(88.8)**	(170.6)
銀行存款及現金增加/(減少)淨額		**56.7**	(10.9)
年初之銀行存款及現金		**86.5**	97.5
外幣匯率變動之影響		**–**	(0.1)
年終之銀行存款及現金		**143.2**	86.5

	附註	2007 港幣百萬元	2006 港幣百萬元
年初之總權益		**3,248.1**	3,105.9
匯兌調整	28	**0.6**	(0.4)
可供出售投資之公允值盈利	28	**10.9**	–
在權益直接確認的淨收入／（支出）		**11.5**	(0.4)
本公司權益持有人應佔溢利	28	**271.8**	216.8
總確認收入		**283.3**	216.4
股息	28	**(98.8)**	(74.2)
年終之總權益		**3,432.6**	3,248.1

資產負債表

(於二零零七年三月三十一日)

	附註	2007 港幣百萬元	2006 港幣百萬元
非流動資產			
附屬公司	*18*	**2,349.2**	2,349.2
流動資產			
應收附屬公司款項	*18*	**549.4**	547.6
銀行存款及現金		**2.3**	2.0
		551.7	549.6
流動負債			
應付賬款、按金及未付款項	*24*	**3.5**	3.3
本期應付所得税項		**0.1**	–
		3.6	3.3
流動資產淨值		**548.1**	546.3
淨資產		**2,897.3**	2,895.5
權益			
股本	*27*	**61.7**	61.7
儲備金	*28*	**2,773.8**	2,784.4
擬派末期股息	*28*	**61.8**	49.4
總權益		**2,897.3**	2,895.5

董事局於二零零七年六月二十七日通過上述財務報表。

陳斌

李永修

董事

綜合資產負債表

(於二零零七年三月三十一日)

	附註	2007 港幣百萬元	2006 港幣百萬元
非流動資產			
物業、機器及設備	15	**1.9**	2.3
投資物業	16	**154.5**	153.6
租賃土地	17	**1,477.6**	1,499.3
聯營公司	19	**63.4**	67.8
可供出售投資	20	**114.0**	82.6
遞延所得稅項資產	26	**4.5**	14.1
應收按揭貸款	21	**12.8**	19.2
		1,828.7	1,838.9
流動資產			
待售物業	22	**1,520.2**	1,505.9
發展中物業		**228.6**	156.6
應收按揭貸款	21	**0.3**	0.3
應收賬款、按金及預付款項	23	**144.3**	71.8
應收聯營公司款項	19	**6.3**	6.3
本期所得稅項資產		**–**	0.1
銀行存款及現金		**143.2**	86.5
		2,042.9	1,827.5
流動負債			
應付賬款、按金及未付款項	24	**79.9**	89.7
貸款	25	**327.1**	104.0
本期應付所得稅項		**27.6**	7.8
		434.6	201.5
流動資產淨值		**1,608.3**	1,626.0
總資產減流動負債		**3,437.0**	3,464.9
非流動負債			
貸款	25	**–**	212.9
遞延所得稅項負債	26	**4.4**	3.9
		4.4	216.8
淨資產		**3,432.6**	3,248.1
權益			
股本	27	**61.7**	61.7
儲備金	28	**3,309.1**	3,137.0
擬派末期股息	28	**61.8**	49.4
總權益		**3,432.6**	3,248.1

董事局於二零零七年六月二十七日通過上述財務報表。

陳斌
李永修
董事

綜合損益表

（截至二零零七年三月三十一日止年度）

	附註	**2007** **港幣百萬元**	2006 港幣百萬元
營業額	*5*	**304.8**	267.4
出售物業成本		**(108.1)**	(87.2)
物業開支		**(56.8)**	(55.7)
毛利		**139.9**	124.5
其他收入	*6*	**5.3**	1.8
行政開支		**(31.9)**	(38.5)
待售物業撥備之轉回	*22*	**46.8**	42.1
租賃土地減值之轉回	*17*	**56.4**	24.8
可供出售投資減值	*20*	**–**	(5.5)
投資物業公允值之盈利		**0.9**	1.5
營業溢利	*7*	**217.4**	150.7
財務費用	*10*	**(6.0)**	(5.3)
攤佔聯營公司業績		**99.2**	83.6
除所得稅前溢利		**310.6**	229.0
所得稅項	*11*	**(38.8)**	(12.2)
本公司權益持有人應佔溢利	*12*	**271.8**	216.8
股息	*13*	**111.2**	86.5
每股盈利（基本及攤薄）	*14*	**$0.44**	$0.35

財政報告

本人謹以欣悅之心情報告截至二零零七年三月三十一日止年度已審核本公司權益持有人應佔集團溢利為港幣二億七千一百八十萬元，與去年同期之溢利港幣二億一千六百八十萬元相比，增加百分之二十五，主要因為香港物業市道及酒店業務之增長。

本年度中期股息每股港幣八仙已於二零零七年二月八日派發。董事局建議派發末期股息每股港幣一角予二零零七年九月十三日已登記之股東。如此項建議於股東週年大會獲通過，末期股息將於二零零七年九月二十日派發，本年度派息總額將為每股港幣一角八仙，與去年之派息相比，增加百之二十九。

地產發展

位於山頂賓吉道之高級住宅發展物業之上蓋工程已完成。該發展物業之建築工程預計於二零零七年十一月完竣。最近山頂豪宅的成交呎價創出新紀錄。

位於加利福尼亞州FRENCH VALLEY AIRPORT CENTER發展物業第一期之設計及重新規劃預期可於未來數月內完成而建築工程將於其後展開。

酒店

由於未來數年新落成五星級酒店之供應有限及訪港旅客持續增加，本集團擁有百分之三十五權益之喜來登酒店今後數年將會繼續表現理想。

位於喜來登酒店內之購物商場將於明年進行提升品級工程，這將會加強其競爭力和租金收入潛力。

高科技投資

美國高科技行業漸見復甦，集團已投資之基金中有一些公司如DivX, Inc.，Acme Packet, Inc.及Hansen Medical, Inc.已透過出售或成功上市反映其真實價值。本集團於這方面之投資預期會有顯著的回報。

展望

就現時之趨勢而言，未來數年香港物業市道表現最強勁之三方面是寫字樓物業，超級豪華住宅及五星級酒店。本集團已專注於發展這三方面之物業。

因此，本集團之財政狀況是非常穩固和健全。這可使集團能於未來任何新的商機上佔得優勢。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

董事局主席
陳斌

香港，二零零七年六月二十七日

(H) 核數師酬金

本公司的外聘核數師羅兵咸永道會計師事務所提供核數及其他服務的相關費用分別為港幣一百萬元及港幣十萬元。

(I) 審核委員會

本公司已設立一個審核委員會，成員包括本公司一名非執行董事及三名獨立非執行董事。

截至二零零七年三月三十一日止財政年度期間，審核委員會舉行了兩次會議。成員出席詳情如下：

成員	會議出席次數
郭志樑，委員會主席	2
陳秀清	2
張永兆	2
鄺文星（於二零零六年九月七日獲委任）	1
胡祖雄（於二零零六年九月十三日退任）	1

審核委員會的職權範圍與企管守則內所載的條文相符。審核委員會的主要職責如下：

(a) 考慮外聘核數師的委任及處理任何辭職或解僱的問題；

(b) 核數工作開始前先與核數師討論核數性質及範疇；

(c) 向董事局提交半年度及年度財務報表前先行審閱，並特別針對下列事項：

(i) 會計政策及實務的任何更改；

(ii) 涉及重要判斷的地方；

(iii) 因核數而出現的重大調整；

(iv) 企業持續經營的假設；

(v) 遵守會計準則的情況；及

(vi) 遵守聯交所規定及其他有關法規；

(c) 透過參照董事局不時通過的公司目標，檢討按表現而釐定的薪酬；

(d) 檢討向執行董事及高級管理人員支付與失去或終止職務或委任有關的賠償；及

(e) 檢討因董事行為失當而解僱或罷免有關董事所涉及的賠償安排。

薪酬委員會在截至二零零七年三月三十一日止財政年度內的工作摘要如下：

(a) 檢討本公司董事及高級管理人員的全體薪酬政策及架構；

(b) 考慮全體董事及高級管理人員的酬金；及

(c) 檢討董事袍金水平。

支付予本公司董事及高級管理人員的酬金，乃因應個人的職責及參考市場慣例而釐定。支付予本公司董事的董事袍金（二零零六年度：每名董事每年港幣100,000元），乃參考香港的上市公司一般支付予其董事的性質類似的袍金水平而釐定。董事袍金須不時由本公司股東於股東週年大會上議決通過。

(G) 董事提名

本公司並無設立提名委員會，概因此類委員會的角色及職能乃由董事局擔任。

董事局負責制定提名政策、向股東建議重選的董事、向股東提供足夠的董事個人履歷資料，讓股東掌握全面資訊對重選作出決定，以及於有需要時提名適當人選填補臨時空缺或作為董事局之新增董事。主席不時檢討董事局的組成，特別要確保董事局內有適當數目的董事獨立於管理層。彼亦物色及提名合資格人士委任為本公司新董事。本公司的新董事乃由董事局委任。於提名新董事成員時，董事局會考慮其專業知識、經驗、誠信及承擔等各方面的資歷。每名新董事須於委任後緊接的本公司股東週年大會上退任，並可於股東週年大會上膺選連任。本年度內鄺文星先生獲委任為新董事成員。

(D) 主席及行政總裁

根據企管守則A.2.1條守則條文，主席及行政總裁之角色應有區分，並不應由一人同時兼任。

本公司主席及行政總裁之角色並無區分，陳斌先生現同時擔任本公司主席及行政總裁職務。董事局認為，由同一人兼任主席及行政總裁職務可以提高本公司的企業決策及執行效率，有助於本集團更有效及迅速抓緊商機。眾多本港及國際機構均採用該項安排，可令公司敏捷地作出決策從而達到較高效益，此乃在應付迅速轉變的營商環境所需具備之條件。

(E) 非執行董事

根據企管守則A.4.1條守則條文，非執行董事的委任應有指定任期，並須接受重新選舉。

本公司的非執行董事並無指定任期，但須根據本公司之細則規定，在股東週年大會上輪席告退及重選連任。

(F) 董事的薪酬

本公司已設立一個薪酬委員會，成員包括本公司一名非執行董事及兩名獨立非執行董事。

截至二零零七年三月三十一日止財政年度期間，薪酬委員會舉行了一次會議。成員的出席詳情如下：

成員	會議出席次數
郭志樑，委員會主席	1
陳秀清	1
鄺文星（於二零零六年九月七日獲委任）	0
胡祖雄（於二零零六年九月十三日退任）	1

薪酬委員會的職權範圍與企管守則內所載的條文相符。薪酬委員會的主要職責如下：

(a) 考慮本公司董事及高級管理人員的全體薪酬政策及架構；

(b) 釐定全體執行董事及高級管理人員的特定薪酬待遇；

(ii) 董事局運作

本公司由一個具有效率的董事局領導，董事局客觀地作出決策以符合本公司的利益。本公司的管理層已密切監察對其企業及業務有影響的規條的變動，以及會計準則的變動，並已於其中期報告、年報及其他相關文件中採用適當的呈報形式以對本集團的表現、狀況及前景作出平衡、清晰及全面的評核。與本公司或其董事的披露責任相關的變動，則須於董事局會議期間向董事簡報，或向董事發出定期更新及資料，以令董事瞭解彼等的責任，以及本集團的經營、業務活動和發展。新委任的董事則獲得彼等作為一名董事的法律和其他責任以及董事局角色的簡報及資料。本公司亦已適時向各董事提供適當的資料，令董事得以在掌握有關資料的情況下作出決定，並履行其作為本公司董事的職責及責任。

董事局與管理層之間有清晰的責任分工。重大事宜的決策由董事局作出，而集團一般營運決策則由管理層作出。重大事宜包括對集團的策略性政策、主要投資和資金，以及與集團營運有關的主要承擔有影響的事宜。

本公司已就針對其董事及高級職員提出之法律訴訟安排適當保險。董事局每年檢討有關保險。

(iii) 董事重選

為使細則符合企管守則第A.4.2條，本公司已於二零零六年九月六日舉行之股東週年大會上通過一項特別決議案修訂細則第84(2)條，務使每名董事（包括有指定任期的董事，惟根據本公司於一九九零年在百慕達採納的本公司法例，任何主席或董事總經理除外）須至少每三年輪流退任一次。

根據本公司法例第4(g)條，本公司任何主席或董事總經理毋須根據細則輪流退任。

(A) 企業管治常規

截至二零零七年三月三十一日止年度期間，本公司已應用上市規則附錄十四所載的企業管治常規守則（「企管守則」）所列的所有原則。除下文所述的偏離情況外，本公司已遵守該守則內的有關守則條文。茲將有關原則的應用及上述偏離守則條文的原因列述於下文各分部。

(B) 董事的證券交易

本公司已採納上市規則附錄十所載標準守則以規範董事的證券交易。公司已向所有董事作出查詢，所有董事已確認在本年度內均已遵守標準守則。

(C) 董事局

(i) 董事局組成、董事局會議及董事出席次數

本公司的董事局具備均衡的技能和經驗，而當中執行董事與非執行董事的組合亦保持均衡。董事局成員包括執行董事陳斌先生（主席）、林威廉先生及李永修先生，非執行董事陳秀清女士，以及獨立非執行董事張永兆先生、郭志樑先生及鄺文星先生。陳秀清女士乃陳斌先生之妹。

在截至二零零七年三月三十一日止財政年度內舉行了四次董事局會議。董事出席詳情如下：

董事	會議出席次數
陳　斌，主席	4
陳秀清	4
張永兆	3
郭志樑	2
鄺文星（於二零零六年九月七日獲委任）	2
林威廉	4
李永修	4
胡祖雄（於二零零六年九月十三日退任）	1

本公司的每一名董事均按其才幹、經驗和地位，以及其可能對本集團的適當指引及其業務所作出的貢獻而獲委任。除正式會議外，須董事局批准的事宜則以傳閱書面決議方式處理。

薪酬政策

本集團一般員工之薪酬政策乃由本集團之管理層按各員工之優點、資格及才能而釐定。

本公司董事及高級管理人員之薪酬則由薪酬委員會根據個人職責及市場慣例而釐定。

人力資源

除聯營公司外，本集團於香港及美國兩地僱用共二百四十二名員工。於二零零七年三月三十一日止年度僱員開支（不包括董事酬金）達港幣四千九百一十萬元。本集團按年檢討僱員之薪酬；其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

或然負債

本公司提供貸款擔保予部份全資附屬公司以取得銀行貸款。

公司監管

本公司之企業管治常規載於第十一至十七頁內。

關連交易

本集團於截至二零零七年三月三十一日止年度沒有進行根據上市規則之關連交易。

核數師

本公司核數師羅兵咸永道會計師事務所審核本年度財務報表完竣，彼等願意侯聘續任。

承董事局命

董事局主席

陳斌

香港，二零零七年六月二十七日

於本年度內，本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

本年度內或年結時，本公司或各附屬公司並無訂立任何有關本集團之業務而本公司董事直接或間接佔有重大權益之重大合約。

本公司或各附屬公司在本年度內並無參與任何協議致令本公司董事取得本公司或其他公司之股份或債券而獲得利益。

主要股東

於二零零七年三月三十一日，依證券條例第336條設置之主要股東登記冊，顯示本公司已接獲有關下列合共持有本公司發行股本百分之五或以上權益之通知。此等權益並不包括於以上披露之董事及行政總裁之權益：

姓名	股份數目
陳潘慧娟	96,185,380

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零七年三月三十一日，本公司並無獲任何其他人士（上文披露之一名本公司董事除外）知會，彼於本公司股份或相關股份中擁有須記錄於本公司依據證券條例第336條而設置之登記冊之權益或淡倉。

股份購買、出售或贖回

本年度內，本公司並無贖回任何公司股份。另本公司或各附屬公司於年內均無購買或出售本公司任何股份。

公眾持股量

根據本公司得悉的公開資料，及董事所知悉，本公司於年內及本報告日已按照上市規則規定維持指定數額的公眾持股量。

優先購買權

對於有關發行公司新股，百慕達之法例並無優先購買權規定。

管理合約

本年度內本公司並無就全盤業務或其中重大部份簽訂或存有管理及行政合約。

根據本公司規章第八十三(二)則,鄺文星先生告退,惟如再獲選,願繼續連任。

根據本公司規章第八十四則,林威廉先生及李永修先生輪值告退,惟如再獲選,願繼續連任。

本公司已接獲各獨立非執行董事根據香港聯合交易所有限公司證券上市規則(「上市規則」)第3.13條就其獨立性而作出的確認書。本公司認為所有獨立非執行董事皆符合載於上市規則第3.13條之獨立性指引,並根據該指引屬獨立人士。

本公司各董事與公司並無訂立一年內終止即需就未屆滿期間作出賠償之服務合約。

• 獨立非執行董事

董事及高層管理人員之簡歷

董事及高層管理人員之簡歷詳列於第三及四頁內。

董事權益

於二零零七年三月三十一日,依證券及期貨條例(「證券條例」)第352條而設置之登記冊所載記錄,各董事及行政總裁在本公司股份之權益如下:

	股份數目				
姓名	個人權益	家族權益	法團權益	其他權益	**總數**
陳斌	111,387,971	–	•61,335,074	–	**172,723,045**
陳秀清	20,132,706	–	–	–	**20,132,706**
郭志樑	221,212	–	–	–	**221,212**
李永修	63,000	–	–	–	**63,000**

• 該等股份透過陳斌先生一間全資擁有公司持有。

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外,根據本公司依據證券條例第352條而設置之登記冊所記錄或本公司及香港聯合交易所有限公司(「聯交所」)根據上市公司董事進行證券交易的標準守則(「標準守則」)所獲通知,各董事及行政總裁及彼等之聯繫人士概無在本公司或其任何相聯法團(定義於證券條例第XV部內界定)之股份或相關股份中擁有任何權益或淡倉。

董事局謹向各股東提呈截至二零零七年三月三十一日止年度之董事報告及已審核財務報表。

主要業務

本公司之主要業務為投資控股。附屬公司之主要業務包括物業投資及發展、投資控股及物業管理，詳列於財務報表附註三十六內。

本集團之業績按業務及地域分部詳列於財務報表附註五內。

業績及分配

本集團截至二零零七年三月三十一日止年度之業績詳列於第十九頁之綜合損益表內。

董事局已於二零零七年二月八日派發中期股息每普通股港幣八仙，合共港幣四千九百四十萬元。

董事局建議派發末期股息每普通股港幣一角，合共港幣六千一百八十萬元給予於二零零七年九月十三日已登記之股東。

儲備金

本年度本集團與本公司儲備金之變動詳列於財務報表附註二十八內。

物業、機器及設備

本年度本集團物業、機器及設備之變動詳列於財務報表附註十五內。

財務概要

本集團之五年財務概要詳列於第六十四頁內。

貸款

本集團貸款詳列於財務報表附註二十五內。

物業

本集團之主要物業列於第六十三頁內。

董事局

本公司於年內及本報告日期之董事為陳斌、張永兆*、郭志樑*、鄺文星*（於二零零六年九月七日獲委任）、林威廉、李永修、胡祖雄*（於二零零六年九月十三日退任）及陳秀清。

高層管理人員

建築部主管

李新元，BSc MASc，六十五歲，本集團建築部經理。於一九九一年加入本集團前彼為多間主要上市地產發展商之建築部經理，在香港及新加坡之建築界積逾二十五年經驗。

營業及物業管理部主管

袁定華，FCCA，五十五歲，本集團之物業部經理。一九八零年加入本集團為會計主任。一九九一年調任營業及物業管理部主管。加入本集團前彼為一上市公司之內部核數師，於商業會計及核數、物業管理及銷售業務方面具有超過二十五年經驗。

美國業務之主管

潘志雄，BA MSc MBA，六十歲，美國業務副總裁。彼於一九八八年加入本集團，於美國之地產發展、土木工程及建築工程方面具有超過二十五年之工作經驗。潘先生為本公司董事陳斌先生及陳秀清女士之表兄。

公司秘書部主管

譚綺霞，FCIS，五十六歲，本集團公司秘書。於一九八一年加入本集團前彼為一間國際公司之特許秘書及法律事務主任。她於公司秘書服務方面具有超過二十五年之工作經驗。

資訊技術部主管

鄧永業，MBA，五十七歲，本集團資訊技術部經理及機構事務部高級經理。一九七九年加入本集團為會計主任，一九八二年調往資訊技術部。加入本集團前彼為一上市公司之內部核數師，於商業會計、公司核數及資訊技術方面具有超過二十五年經驗。

人力資源部主管

黃金鳳，MBA，四十二歲，本集團人力資源部經理。於一九九三年加入本集團前彼為一國際酒店集團之助理人事經理。彼於人力資源管理方面具有超過二十年之工作經驗。

董事

陳斌，SB HonLLD

陳斌，五十六歲，一九七三年加入本集團；一九七五年獲委任為本集團董事，一九八一年晉升為主席。陳先生於建築界、地產發展及投資業務方面累積超過二十五年經驗，現為嶺南大學校董會成員；香港中華總商會會董；香港地產建設商會會董及2009東亞運動會（香港）有限公司董事。陳先生乃本公司董事陳秀清女士之兄。

陳秀清，BA

陳秀清，五十四歲；一九八一年起出任本集團董事。她現時為胡關李羅律師行合夥人，為本集團提供法律顧問服務。陳女士乃本公司主席陳斌先生之妹。

張永兆，MS

張永兆，六十一歲；二零零四年獲委任為本集團董事。彼現為嘉頓有限公司及其主要附屬公司（「嘉頓集團」）之董事。張先生於嘉頓集團累積逾二十五年製造、營業及市場管理經驗。

郭志樑，BA MBA

郭志樑，五十八歲，一九八三年起出任本集團董事。郭先生於銀行及金融業務方面具有超過二十五年管理經驗。郭先生現為永安國際集團有限公司、永安國際有限公司、香港中文大學崇基學院校董會及港美學術交流中心理事會主席，香港中文大學校董及執行委員會成員，香港外展信託基金會會員；香港帆船運動總會會長，中國香港體育協會暨奧林匹克委員會副會長及香港安全認証中心董事。

鄺文星，BASc FHKICPA CA (Canada)

鄺文星，六十歲，二零零六年獲委任為本集團董事。彼現為其士泛亞控股有限公司之獨立非執行董事。鄺先生在執業會計師羅兵咸永道會計師事務所工作逾三十二年，並由一九八零年起出任該會計師事務所合夥人一職，直至二零零二年六月三十日榮休。

林威廉：BBus MBA CPA CPA(Aust.) CPA(US) FCCA

林威廉，四十三歲，一九九六年加入本集團，二零零四年獲委任為本集團董事。彼於核數、會計、企業融資及策略規劃方面擁有逾二十年經驗。林先生亦為本集團總會計。

李永修，BA DipMS

李永修，五十四歲，一九九四年加入本集團，一九九七年獲委任為本集團董事。加入本集團前彼為一加拿大地產建築策劃顧問公司之工程策劃經理，在香港及加拿大積逾二十五年工程策劃之工作經驗。李先生亦為本集團工程策劃及建築控制總監。

董事局

陳斌　主席
陳秀清
*張永兆
*郭志樑
*鄺文星
林威廉
李永修

*獨立非執行董事

審核委員會

郭志樑　主席
陳秀清
張永兆
鄺文星

秘書

譚綺霞

銀行

花旗銀行
恒生銀行
東亞銀行
香港上海滙豐銀行
三菱東京UFJ銀行

核數師

羅兵咸永道會計師事務所
執業會計師

註冊辦事處

Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

總辦事處

香港中環遮打道三號A
香港會所大廈二十樓
電話：2532 2688, 2522 3112
圖文傳真機：2810 4108
2868 5230
2877 2487
網址：http://www.taicheung.com

股票登記過戶處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

香港股票登記過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東一百八十三號
合和中心十七樓1712-16室

預託證券機構

The Bank of New York
American Depositary Receipts
101 Barclay Street,
22nd Floor West,
New York, NY 10286,
U.S.A.

	2007 港幣百萬元	2006 港幣百萬元	百分比轉變
本公司權益持有人應佔溢利	**271.8**	216.8	+25%
股息	**111.2**	86.5	+29%
總權益	**3,432.6**	3,248.1	+6%
每股盈利	**$0.44**	$0.35	+26%
每股股息	**$0.18**	$0.14	+29%

大昌集團
有限公司

IMPORTANT

If you are in any doubt *about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold *all your shares in Tai Cheung Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.*

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 88)

Directors:
David Pun CHAN *(Chairman)*
Ivy Sau Ching CHAN
*Joseph Wing Siu CHEUNG
*Karl Chi Leung KWOK
*Man Sing KWONG
William Wai Lim LAM
Wing Sau LI

** Independent non-executive directors*

Registered Office:
Rosebank Centre
14 Bermudiana Road
Pembroke
Bermuda

Head Office:
20th Floor
The Hong Kong Club Building
3A Chater Road, Central
Hong Kong

11th July 2007

To the shareholders

Dear Sir/Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, NOTICE OF ANNUAL GENERAL MEETING ("AGM") AND RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to give you Notice of AGM and information relating to (i) the Ordinary Resolutions to renew the general mandates to repurchase shares and to issue shares; and (ii) the re-election of directors to be proposed at the forthcoming 2007 AGM.

GENERAL MANDATE TO REPURCHASE SHARES

A general mandate for repurchase of the Company's own shares was granted by shareholders of the Company at the Company's AGM held on 6th September 2006. This general mandate will lapse at the forthcoming 2007 AGM unless the authority is renewed by ordinary resolution at that meeting. At the 2007 AGM, an ordinary resolution will be proposed to grant a general mandate to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of the Company up to a maximum of 61,753,142 shares, being 10% of the issued share capital of the Company at the date of the resolution (the "Repurchase Mandate") on the basis that no further shares are issued or repurchased prior to the 2007 AGM. The Directors have no present intention to repurchase any shares. Details of the Repurchase Mandate are set out in the ordinary resolution no. 5 in the notice of AGM.

Information relating to the Repurchase Mandate as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") is set out in Appendix II hereto.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the 2007 AGM two ordinary resolutions (i) granting to the Directors a general mandate to allot, issue and deal with shares not exceeding 20% of the issued share capital of the Company at the date of the resolution (the "Issue Mandate") and (ii) extending the Issue Mandate by adding to it the number of shares repurchased by the Company under the Repurchase Mandate. The Issue Mandate will provide the Company the flexibility to make such issue when appropriate and beneficial to the Company. The Directors have no immediate plans to issue new shares. Details of the Issue Mandate and extension of the Issue Mandate are set out in the ordinary resolutions no. 6 and 7 respectively in the notice of AGM.

ANNUAL GENERAL MEETING

Notice of the 2007 AGM is set out on pages 8 to 10 of this circular. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you intend to be present at the meeting you are requested to complete the form of proxy and return it to the Company's Registrars in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting.

According to the Bye-laws of the Company, a resolution put to the vote of the general meeting shall be decided on a show of hands unless voting by way of a poll is required by the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorized representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorized representative) or by proxy and representing not less than one-tenth of the voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorized representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right; or

(e) if required by the Listing Rules, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.

A demand by a person as a proxy for a Member or in the case of a Member being a corporation by its duly authorized representative shall be deemed to be the same as a demand by a Member.

RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to Bye-law 83(2) of the Company, Mr. Man Sing Kwong who was appointed as Independent Non-executive Director of the Company during the year, will hold office until the 2007 AGM of the Company and being eligible, offer himself for re-election.

Pursuant to Bye-law 84 of the Company, Mr. William Wai Lim Lam and Mr. Wing Sau Li will retire by rotation at the 2007 AGM of the Company and, being eligible, offer themselves for re-election.

Details of Directors proposed to be re-elected at the AGM that are required to be disclosed under Rule 13.51(2) of the Listing Rules are set out in Appendix I hereto.

RECOMMENDATION

The Directors consider the Repurchase Mandate and the Issue Mandate (together with its extension) are all in the best interests of the Company and its shareholders. The Directors recommend that all shareholders should vote in favour of the ordinary resolutions nos. 5, 6, 7 to be proposed at the forthcoming 2007 AGM.

By Order of the Board
David Pun Chan
Chairman

Details of Directors proposed to be re-elected at the AGM are provided below.

Mr. Man Sing Kwong, BASc FHKICPA CA (Canada), aged 60, has been an Independent Non-executive Director of the Company since 2006. Mr. Kwong is also a member of the Audit Committee and Remuneration Committee of the Company. He does not hold other directorships in the Company's group of companies. He is an independent non-executive director of Chevalier Pacific Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Kwong was with PricewaterhouseCoopers, Certified Public Accountants for more than 32 years, of which he was an audit partner since 1980 until he retired from the firm on 30th June 2002. Mr. Kwong does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than the director's fee as mentioned below, Mr. Kwong does not receive any director's emolument.

Mr. William Wai Lim Lam, BBus MBA CPA CPA (Aust.) CPA (US) FCCA, aged 43, has been an Executive Director of the Company since 2004. Mr. Lam is also the Chief Accountant of the Company and its subsidiaries (the "Group") and a director of Tai Cheung Properties Limited, a subsidiary of the Company. He did not hold other directorships in listed companies in the last three years. Mr. Lam joined the Group in 1996. He has more than 20 years' experience in auditing, accounting, corporate finance and strategic planning. Mr. Lam does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is an employment contract between Mr. Lam and a subsidiary of the Group which can be terminated by either party giving to the other party three months written notice without payment of compensation. Mr. Lam is entitled to an annual emolument of approximately HK$1,270,000 including salary, discretionary bonus and provident fund benefits. Mr. Lam's emoluments are determined with reference to his experience and responsibility as well as the prevailing market conditions.

Mr. Wing Sau Li, BA DipMS, aged 54, has been an Executive Director of the Company since 1997. Mr. Li is also the Controller – Project and Construction of the Group, and a director of certain subsidiaries of the Company. He did not hold other directorships in listed companies in the last three years. Mr. Li joined the Group in 1994. Prior to joining the Group, he worked as project manager of a project and construction management consultant company in Canada. Mr. Li has more than 25 years' project management experience both in Hong Kong and Canada. Mr. Li has an interest of 63,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is an employment contract between Mr. Li and a subsidiary of the Group which can be terminated by either party giving to the other party 3 months written notice without payment of compensation. Mr. Li is entitled to an annual emolument of approximately HK$1,530,000 including salary, discretionary bonus and provident fund benefits. Mr. Li's emoluments are determined with reference to his experience and responsibility as well as the prevailing market conditions.

Each of the above Directors are not connected with any directors, senior management or substantial or controlling shareholders of the Company. There is no service contract signed between each of the above Directors and the Company for service as director. They do not have fixed term of service with the Company and are subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Company's Bye-laws. They receive directors' fees as approved from time to time by shareholders at AGM of the Company (2006: HK$100,000 per annum for each director). The basis of determining the directors' fees is by reference to the level of fees of similar nature normally paid by a listed company in Hong Kong to its directors. Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with the re-election of the above Directors and there is no information that should be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

This explanatory statement contains all the information required by the Listing Rules on repurchase of shares:

Share Capital

As at 4th July 2007, being the latest practicable date prior to the printing of this circular, the issued share capital of the Company comprised 617,531,425 shares of HK$0.10 each.

Subject to the passing of the ordinary resolution to approve the Repurchase Mandate and on the basis that no further shares are issued or repurchased prior to the 2007 AGM, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 61,753,142 shares, being 10% of the entire issued share capital of the Company.

Shareholders' Approval

All repurchase of shares must be approved by shareholders in advance by means of an ordinary resolution, either by way of a general mandate or by specific resolution in relation to specific transactions.

Reason for the Repurchase

Repurchase of shares will only be made when the Directors consider that it will benefit the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per share.

Source of Funds

Repurchases must be financed out of funds legally available for the purpose in accordance with the memorandum of association and Bye-laws of the Company and the laws of Bermuda. The law of Bermuda provide that the amount of capital repaid in connection with a share repurchase may only be paid out of either capital paid up on the shares to be repurchased, or the profits that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for that purpose. The premiums payable on repurchase must only be paid out of either the profits that would otherwise be available for dividends or out of the share premium or contributed surplus account of the Company. It is envisaged that any repurchase of shares by the Company would be financed out of the same sources of fund as above described.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st March 2007) in the event that the proposed Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Trading Restrictions

A maximum of 10% of the fully paid-up issued shares of a company at the date of the resolution authorizing the repurchase mandate may be repurchased on market.

Disclosure of Interests

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates have any present intention to sell any shares to the Company under the proposed Repurchase Mandate if such is approved by the shareholders of the Company.

The Company has not been notified by any "connected persons" (as defined in the Listing Rules) that they have a present intention to sell any shares to the Company, or that they have undertaken not to do so, in the event that the proposed Repurchase Mandate is approved by the shareholders of the Company.

Effect of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code")

As at 4th July 2007, being the latest practicable date prior to the printing of this circular, Madam Chan Poon Wai Kuen together with her parties acting in concert (i.e. including Mr. David Pun Chan and Ms. Ivy Sau Ching Chan) were interested in 289,049,131 shares, representing approximately 46.81% of the issued share capital of the Company. In the event that the Directors exercise in full the Repurchase Mandate, their collective shareholdings would be increased to approximately 52.01%, the resultant increase in voting rights held by Madam Chan Poon Wai Kuen and parties acting in concert with her will give rise to an obligation to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. However, the Directors have no present intention to exercise the Repurchase Mandate to such extent as would give rise to such an offer obligation. The Directors do not propose to repurchase shares to such an extent as to result in less than 25% of the shares in public hands.

The Directors have undertaken to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the applicable laws of Bermuda and the Listing Rules.

Repurchase made by the Company

The Company has not purchased any of its shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

Share Prices

The highest and lowest prices at which the shares of the Company have traded on the Stock Exchange in the past twelve months were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
July 2006	$4.125	$3.810
August 2006	$4.100	$3.830
September 2006	$3.990	$3.800
October 2006	$3.920	$3.780
November 2006	$4.600	$3.820
December 2006	$4.600	$4.310
January 2007	$5.150	$4.490
February 2007	$5.110	$4.650
March 2007	$4.960	$4.510
April 2007	$5.520	$4.850
May 2007	$6.020	$5.400
June 2007	$6.230	$5.860

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 88)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Chater Room I & II, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on Thursday, 13th September 2007 at 11:00 a.m. for the following purposes:–

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditor for the year ended 31st March 2007.

2. To declare a final dividend.

3. To elect Directors and fix the Directors' fees.

4. To appoint Auditor and fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company which the Directors are authorized to repurchase pursuant to the approval in paragraph (a) above during the Relevant Period (as hereinafter defined) shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with any unissued shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends in accordance with the bye-laws of the Company from time to time; or (iii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any bonds, warrants, debenture, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company; or (iv) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to the grantees as specified in such scheme or similar arrangement of shares or rights to acquire shares of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Right Issue" means an offer of shares open for a period fixed by the Directors to the holders of shares of the Company on the register of members of the Company (and, where appropriate to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities) as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. "**THAT** subject to the passing of Ordinary Resolutions Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with any unissued shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to Ordinary Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the said Resolution."

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 11th July 2007

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. The form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the Meeting.

3. The Register of Members will be closed from Friday, 7th September 2007 to Thursday, 13th September 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 6th September 2007.

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.

大昌集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：88）

二零零七年九月十三日（星期四）舉行之股東週年大會適用之代表委任表格

本人／公司 ____________________

居／位於（地址）____________________

乃大昌集團有限公司（「本公司」）之股東登記持有股本中每股面值港幣0.10元股份共____________股，

現委任大會主席

或（姓名／名稱）____________________

居／位於 ____________________

為本人／公司代表出席二零零七年九月十三日（星期四）舉行之股東週年大會，並代表本人／公司在會中或延會時按下列指示投票，決定下述議案：－

議案	參閱說明	
	贊成	反對
（一） 接納本公司截至二零零七年三月三十一日止年度之賬目，董事局及核數師報告書。		
（二） 宣佈派發末期股息。		
（三） (a) 重選鄺文星先生為董事。		
(b) 重選林威康先生為董事。		
(c) 重選李永修先生為董事。		
(d) 釐定董事袍金。		
（四） 再度聘請羅兵咸永道會計師事務所為本公司核數師，其酬金則授權董事局釐定。		
（五） 授權購回股份。		
（六） 授權發行新股。		
（七） 擴大授權發行新股之限額包括購回之股份數目。		

二零零七年 ________ 月 ________ 日

股東簽署：____________________

說明：

1. 請在每一議案之適當空格內填 "✓" 字樣，以說明台端希望代表應如何代為投票。倘無此一指示，則代表將隨意表示贊成、反對或棄權。
2. 如 閣下擬委任大會主席以外人士為代表，請刪去「大會主席」字樣，並在空欄內填上 閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽。
3. 此委任表格必須填寫、簽署，並於大會舉行四十八小時前送達香港灣仔皇后大道東183號合和中心十八樓1806-1807室，本公司在香港之股票登記過戶處香港中央證券登記有限公司，方為有效。
4. 凡有權出席股東週年大會並於會上投票之股東，均有權委派一位或多位代表出席大會並於投票表決時投票。委任代表毋須為本公司股東。
5. 填妥及交回代表委任表格後， 閣下屆時仍可親身出席股東週年大會並於會上投票。
6. 股東週年大會通告刊載於本公司二零零七年七月十一日之通函；連同本代表委任表格一併寄予各股東。

Tai Cheung Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 88)

Form of Proxy for use at the Annual General Meeting to be held on Thursday, 13th September 2007

I/We ____

of ____

being the registered holder(s) of ____________ shares of HK$0.10 each in the capital of Tai Cheung Holdings Limited (the "Company") hereby appoint the Chairman of the Meeting

or ____

of ____

as my/our proxy to attend and vote for me/us and on my/our behalf as directed below at the Annual General Meeting ("AGM") of the Company to be held on Thursday, 13th September 2007 and at any adjournment thereof on the undermentioned resolutions.

Resolutions		See Note 1	
		For	Against
1.	To adopt the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March 2007.		
2.	To declare a Final Dividend.		
3.	(a) To re-elect Mr. Man Sing Kwong as director.		
	(b) To re-elect Mr. William Wai Lim Lam as director.		
	(c) To re-elect Mr. Wing Sau Li as director.		
	(d) To fix the Directors' fees.		
4.	To re-appoint Messrs PricewaterhouseCoopers to be Auditor of the Company at a fee to be agreed by the Directors.		
5.	To approve the general mandate for repurchase of shares.		
6.	To approve the general mandate to issue new shares.		
7.	To extend the general mandate to issue new shares by adding to it the number of shares repurchased.		

Signed this ____________ day of ____________ 2007.

Signature of Shareholder: ______________________________

Notes:

1. Please indicate with "✓" in the appropriate box beside each of the resolutions how you wish your vote(s) to be cast on a poll. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
2. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
3. To be valid this proxy form must be completed, signed and deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the Meeting.
4. A member entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.
5. Completion and delivery of this Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.
6. Notice of the AGM is contained in the circular issued by the Company dated 11th July 2007 which is sent to the shareholders of the Company together with this Form of Proxy.

(iii) 本公司之股東於股東大會上提出普通決議案撤回或修改本決議案所載授權之日期。

「供股」指董事於訂定之期間向於指定記錄日期已名列本公司股東名冊之股份持有人(及,如適用者,向本公司有權利認購股份之其他證券持有人)按彼等於當日持有股份(或,如適用者,該等其他證券)之比例提出股份要約,(惟董事有權就零碎配額或經顧及適用於本公司香港以外任何地域之法律之任何限制或責任或任何認可管制機構或證券交易所之規定後,作出其認為必須或權宜之豁免或其他安排)。」

(七) 「**動議**在本大會通告所載之第五及第六項普通決議案通過規限下,擴大授予董事配發、發行及處理本大會通告所載之第六項普通決議案之任何未發行股份及作出或授予行使該等權力所須之要約、協議及購股權之一般授權,據此加上本公司根據本大會通告所載之第五項普通決議案之授權所購回股份總面值之數額,惟此等股份數額不得超過本決議案通過之日本公司已發行股本總面值之百分之十。」

承董事局命
秘書
譚綺霞

香港,二零零七年七月十一日

附註:

1. 凡有權出席上述通告召開之大會及於會上投票之股東,均可委任一位或多位代表出席會議並於表決時代其投票,受委代表毋須為公司股東。

2. 代表委任表格最遲須於大會召開時間四十八小時前送達香港灣仔皇后大道東一八三號合和中心十八樓1806-1807室,本公司在香港之股票登記過戶處香港中央證券登記有限公司,方為有效。

3. 公司將於二零零七年九月七日(星期五)至二零零七年九月十三日(星期四)首尾兩天包括在內暫停辦理過戶手續。如欲享有建議派發之股息者,須於二零零七年九月六日(星期四)下午四時三十分前,將有關股票連同過戶文件送達香港灣仔皇后大道東一八三號合和中心十七樓1712-16室,本公司在香港之股票登記過戶處香港中央證券登記有限公司,辦理登記手續。

於本公佈日期,本公司董事局成員包括執行董事陳斌先生(主席)、林威廉先生及李永修先生,非執行董事陳秀清女士,以及獨立非執行董事張永兆先生、郭志樑先生及鄺文星先生。

(ii) 本公司之細則或任何適用之法律所規定下次股東週年大會舉行期間屆滿時；或

(iii) 本公司之股東於股東大會上提出普通決議案撤回或修改本決議案所載授權之日期。」

(六)「**動議**：

(a) 在下文(c)段之限制下，一般及無條件地批准董事於有關期間內（定義見下文），行使本公司一切權力，配發、發行及處理本公司股本中任何未發行股份，及作出或授予行使該等權力可能或將會需要之要約、協議及購股權（包括債券、認股權證、債權證、票據及任何附帶權利認購或可轉換本公司股份之證券）；

(b) 以上(a)段之批准將授權董事於有關期間內（定義見下文）作出或授予於有關期間結束後行使該等權力可能或將會需要之要約、協議及購股權（包括債券、認股權證、債權證、票據及任何附帶權利認購或可轉換為本公司股份之證券）；

(c) 董事根據於以上(a)段之批准所配發及發行或有條件或無條件同意配發（無論以購股權形式或其他形式）及發行之股本面值總額不得超過本公司於此決議案通過日已發行股本之合計總面額之百分之二十，惟以下形式除外：(i)供股（定義見下文）；(ii)根據本公司不時之細則發行股份以代替股息；(iii)於根據債券、認股權證、債權證、票據及任何附帶權利認購或可轉換為本公司股份之證券之條款行使認購權或換股權時發行股份；或(iv)按任何購股權計劃或其他類似安排授予可認購本公司股份予根據該計劃或其他類似安排所指明之受讓人。所述批准亦將以此為限；及

(d) 就本決議案而言，「有關期間」指本決議案通過後至以下日期之最早者：

(i) 本公司下次股東週年大會結束時；或

(ii) 本公司之公司細則或任何適用之法律所規定下次股東週年大會舉行期間屆滿時；或

大昌集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號:88)

股東週年大會通告

敬啟者:本公司訂於二零零七年九月十三日(星期四)上午十一時假座香港干諾道中三號麗嘉酒店宴會樓層宴會廳I－II舉行股東週年大會,以便討論下列議案:

(一) 省覽截至二零零七年三月三十一日止全年度之結算書及董事局與核數師報告書。

(二) 宣佈派發末期股息。

(三) 選舉董事及釐定董事袍金。

(四) 委聘核數師並釐定其酬金。

特別事務,考慮及酌情通過下列議案為普通決議案:

普通決議案

(五) 「**動議**:

(a) 在下文(b)段之限制下,一般及無條件地批准董事於有關期間(定義見下文)內,行使本公司所有權力於香港聯合交易所有限公司(「聯交所」)或於本公司之證券可能上市及經由香港證券及期貨事務監察委員會及聯交所就此認可之其他證券交易所,依照不時修訂之所有適用法律及聯交所證券上市規則或任何其他證券交易所規定,回購本公司股本中每股面值港幣0.10元之股份;

(b) 董事根據以上(a)段批准於有關期間(定義見下文)內回購之股份總面值,不得超過本公司於本決議案通過日期已發行股本總面值之百分之十,所述批准亦將以此為限;及

(c) 就本決議案而言,「有關期間」指由本決議案通過後至以下日期之最早者:

(i) 本公司下次股東週年大會結束時;或

股份價格

股份於過去十二個月於聯交所進行買賣之最高及最低價如下:

	最高價 港幣元	最低價 港幣元
二零零六年七月	$4.125	$3.810
二零零六年八月	$4.100	$3.830
二零零六年九月	$3.990	$3.800
二零零六年十月	$3.920	$3.780
二零零六年十一月	$4.600	$3.820
二零零六年十二月	$4.600	$4.310
二零零七年一月	$5.150	$4.490
二零零七年二月	$5.110	$4.650
二零零七年三月	$4.960	$4.510
二零零七年四月	$5.520	$4.850
二零零七年五月	$6.020	$5.400
二零零七年六月	$6.230	$5.860

買賣之限制

於市場購回之股份總數以不超過本公司於購回授權決議案通過當日已發行繳足股本百分之十為限。

權益披露

目前並無任何董事或（於作出一切合理查詢後，就其所知）其聯繫人等表示，擬根據購回授權建議（如獲本公司股東批准）出售任何股份予本公司。

目前並無任何關連人士（按上市規則之定義）知會本公司，倘購回授權建議獲得批准，彼等擬出售股份予本公司，或作出不出售股份之承諾。

香港公司收購及合併守則之影響

於二零零七年七月四日，即本通函印製前之最後可行日期，陳潘慧娟女士連同其一致行動人士（換言之包括陳斌先生及陳秀清女士）合共擁有289,049,131股，約佔本公司已發行股本百分之四十六點八一。倘董事局全面行使購回授權，彼等在本公司之已發行股本中的權益將增加至百分之五十二點零一。該項增加將可能導致須遵照香港公司收購及合併守則第二十六條及第三十二條之規定提出強制性全面收購股份建議。董事局目前無意行使購回授權而導致須承擔收購責任或引致公眾人士所持的股份低於百分之二十五。

董事局向香港聯合交易所有限公司（「聯交所」）作出承諾，彼等將根據百慕達法例及上市規則行使股份購回之授權。

本公司購回證券

在本函日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

上市規則規定須於説明函件內刊載購回股份之所需資料如下：－

股本

於二零零七年七月四日，即本通函印製前之最後可行日期，本公司有617,531,425股每股面值港幣0.10元之已發行股本。

如購回授權之普通決議案獲得通過及在召開二零零七年股東週年大會前並無發行或購回額外股份，則本公司根據購回授權將可購回股份數目最多可達61,753,142股，即本公司全部已發行股本百分之十。

股東批准

所有股份回購之交易，須事先以一項普通決議案或以授權方式或以特定議案，予以通過。

購回股份理由

董事局只在合符公司及股東利益等情況下才考慮進行購回股份計劃。董事局相信基於當時之市場情況及資金安排，該等購回可提高資產淨值及／或每股盈利。

資金來源

購回股份須依據公司組織章程大綱及細則以及百慕達法例運用可合法用於購回股份之資金，百慕達法例規定與購回股份有關之資金償還數額只可運用購回股份之繳足股本或原可供派息用或分配之溢利或為購回股份而發行新股所得之資金支付及於購回該等股份時所付之溢價只可由原可供派息用之溢利或由公司股份溢價賬或繳入盈餘賬中支付。預期用以購回本公司股份之資金將會由上述可作此用途之資金提供。

在建議之股份購回期間內，全部實施購回授權建議，可能對本公司之營運資金或資本與負債比率有重大之不利影響（相對於截至二零零七年三月三十一日止年度年報內之已審核綜合賬目所披露之情況而言）。然而，董事局倘認為購回股份對本公司所須營運資金或資本負債比率會有重大之不利影響時，則不會行使購回權力。

建議於股東週年大會上重選董事之詳情如下。

鄺文星先生，BASc FHKICPA CA(Canada)，60歲，二零零六年起出任本公司獨立非執行董事。鄺先生亦為本公司審核委員會及薪酬委員會委員之一。鄺先生並無出任本公司集團中其他公司之董事職務。彼現為香港聯合交易所有限公司之上市公司其士泛亞控股有限公司之獨立非執行董事。鄺先生在執業會計師羅兵咸永道會計師事務所工作逾三十二年，並由一九八零年起出任該會計師事務所合夥人一職，直至二零零二年六月三十日榮休。鄺先生並無持有就《證券及期貨條例》第XV部所指之本公司任何股份權益。除以下所述董事袍金外，鄺先生並無任何董事酬金。

林威廉先生，BBus MBA CPA CPA(Aust.) CPA(US) FCCA，43歲，二零零四年起出任本公司執行董事。林先生亦為本公司及其附屬公司(「本集團」)總會計及本公司一間附屬公司大昌地產有限公司之董事。林先生於過去三年並無出任其他上市公司董事職務。林先生於一九九六年加入本集團。彼於核數、會計、企業融資及策略規劃方面擁有逾二十年經驗。林先生並無持有就《證券及期貨條例》第XV部所指之本公司任何股份權益。林先生與本集團一間附屬公司訂有僱員服務合約，雙方可向對方發出不少於三個月書面通知終止該合約而無須作出任何賠償。林先生之薪酬每年約共港幣一百二十七萬元，當中包括薪金、酌情發放的花紅及公積金福利。林先生之酬金乃參考其資歷，職責及當時市場狀況而釐定。

李永修先生，BA DipMS，54歲，一九九七年起出任為本公司執行董事。李先生亦為本集團工程策劃及建築控制總監及本公司某幾間附屬公司之董事。李先生於過去三年並無出任其他上市公司董事職務。李先生於一九九四年加入本集團。加入本集團前彼為一加拿大地產建築策劃顧問公司之工程策劃經理，在香港及加拿大積逾二十五年工程策劃之工作經驗。根據《證券及期貨條例》第XV部，李先生持有本公司63,000股股份權益。李先生與本集團一間附屬公司訂有僱員服務合約，雙方可向對方發出不少於三個月書面通知終止該合約而無須作出任何賠償。李先生之薪酬每年約共港幣一百五十三萬元，當中包括薪金、酌情發放的花紅及公積金福利。李先生之酬金乃參考其資歷，職責及當時市場狀況而釐定。

上述董事與本公司任何董事、高級管理人員、主要或控股股東並無關連。本公司並無分別與彼等就董事委任訂立任何服務合約，彼等之任期並無定明，惟須於股東週年大會上根據公司章程輪值告退及重選連任。彼等收取不時由本公司股東於股東週年大會上議決通過之董事袍金(二零零六年度：每位董事袍金每年為港幣十萬元)。支付予本公司董事的董事袍金乃參考香港的上市公司一般支付予其董事的性質類似的袍金水平而釐定。除上文所披露外，並無本公司股東需要知悉的任何有關重選董事的其他事項，亦無根據上市規則第13.51(2)(h)至第13.51(2)(v)條須予披露之資料。

(d) 任何一名或多名親身出席之股東（或倘股東為法團，則其正式授權代表）或委任代表，並持有獲賦予於會上投票權利之股份，而該等股份之實繳股款總額不少於全部獲賦該項權利之股份實繳股款總額十分之一；或

(e) 如上市規則有所規定，由個別或共同地委任代表投票權，佔在該大會上股份的總投票權百之五(5%)或以上之任何董事（一名或多名）。

股東之委任代表或倘股東為法團其正式授權代表要求以投票方式進行表決等同股東要求一樣。

重選退任董事

年度內獲本公司委任之獨立非執行董事鄺文星先生，根據本公司細則第83(2)條，其任期至本公司二零零七年度股東週年大會為止，彼願意膺選連任。

根據本公司細則第84條，林威廉先生及李永修先生將於本公司二零零七年度股東週年大會上任滿告退，惟彼等均符合資格膺選連任。

建議於股東週年大會上重選之董事，根據上市規則第13.51(2)條須予披露之詳情載於本通函附錄一內。

建議

董事局認為授權購回股份及發行股份（連同購回授權中的回購股份）之建議符合本公司及其股東之最佳利益，故推薦全體股東投票贊成擬於本年度股東週年大會上提呈之第五，六及七項普通決議案。

此致

列位股東　台照

主席
陳　斌
謹啟

香港，二零零七年七月十一日

授權購回股份

於二零零六年九月六日股東週年大會上，本公司董事局（「董事局」）已獲股東授權購回本公司股份。除非可於本年度股東週年大會上經普通決議案批准予以延續，否則此項授權有效至該會結束止。董事局擬於本年度股東週年大會上提呈一項普通決議案授權董事局根據本公司之權力購回股份，如在召開二零零七年股東週年大會前並無發行或購回額外股份，購回股份總數不超過61,753,142股，即本公司於該決議案通過當日之已發行股本百分之十（「購回授權」）。董事局現時無意購回任何股份。購回授權之詳細內容已於股東週年大會通告之第五項普通決議案中列明。

根據香港聯合交易所有限公司證券上市規則（「上市規則」）規定須於説明函件內刊載購回股份之所需資料載於本通函附錄二內。

授權發行股份

於本年度股東週年大會上將提呈普通決議案(i)授權董事局增發及處理不超過本公司於該決議案通過當日之已發行股本面值總額百分之二十之新股（「發行股份授權」）；及(ii)在該發行股份授權加入購回授權中之回購股份。發行股份授權賦予公司靈活性，於適當時候進行對公司有利。董事局目前並無計劃發行新股。發行股份授權連同加入購回授權中之回購股份之詳細內容已於股東週年大會通告之第六及第七項普通決議案中列明。

股東週年大會

股東週年大會通告載於本通函第八頁至第十頁。本通函隨附供股東週年大會使用之代表委任表格。無論　閣下是否擬出席股東週年大會，均請按照該表格上印行之指示填妥表格，並於大會召開時間不少於四十八小時前送達本公司之股票登記過戶處。

股東將代表委任表格填妥並交回本公司之股票登記過戶處後，仍可出席股東大會，並可於會上或以投票方式表決時親自投票，但在此情況下，代表委任表格則作廢。

根據公司細則，提呈股東大會表決的決議案須以舉手方式表決，除非根據上市規則規定，以投票方式進行表決或（於宣佈以舉手方式表決之結果前或作出此宣佈時或就任何投票方式進行表決的其他要求被撤回時）下列人士要求以投票方式進行表決：

(a)　大會主席；或

(b)　最少三名親身出席之股東（或倘股東為法團，則其正式授權代表）或當時有權於會上投票之委任代表；或

(c)　任何一名或多名親身出席之股東（或倘股東為法團，則其正式授權代表）或委任代表，並代表不少於全體有權於會上投票之股東之投票權總額十分之一；或

重要提示

閣下如對本通函有任何疑問，應諮詢 閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售名下所有之大昌集團有限公司股份，應將本通函送交買主、或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何其他重大事實，足以令本通函所載任何內容產生誤導。

大昌集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：88)

董事：

陳斌(主席)
陳秀清
*張永兆
*郭志樑
*鄺文星
林威廉
李永修

*獨立非執行董事

註冊辦事處：

Rosebank Centre
14 Bermudiana Road
Pembroke
Bermuda

總辦事處：

香港中環遮打道三號A
香港會所大廈
二十樓

敬啟者：

建議授權購回股份及發行股份
股東週年大會通告
及
重選退任董事

緒言

本文旨在向 閣下發出股東週年大會通告及提供資料有關(i)普通決議案授權購回股份及發行股份，及(ii)重選退任董事，該等決議案擬於二零零七年之股東週年大會上建議提呈。

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Chater Room I & II, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on Thursday, 13th September 2007 at 11:00 a.m. for the following purposes:–

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditor for the year ended 31st March 2007.

2. To declare a final dividend.

3. To elect Directors and fix the Directors' fees.

4. To appoint Auditor and fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares of the Company which the Directors are authorized to repurchase pursuant to the approval in paragraph (a) above during the Relevant Period (as hereinafter defined) shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with any unissued shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends in accordance with the bye-laws of the Company from time to time; or (iii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any bonds, warrants, debenture, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company; or (iv) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to the grantees as specified in such scheme or similar arrangement of shares or rights to acquire shares of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Right Issue" means an offer of shares open for a period fixed by the Directors to the holders of shares of the Company on the register of members of the Company (and, where appropriate to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities) as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. "**THAT** subject to the passing of Ordinary Resolutions Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with any unissued shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to Ordinary Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the said Resolution."

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 11th July 2007

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. The form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the Meeting.

3. The Register of Members will be closed from Friday, 7th September 2007 to Thursday, 13th September 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 6th September 2007.

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.

END

END